Table of Contents
Report to Shareholders
Management’s Discussion and Analysis
1.	Highlights	1
2.	Introduction	2
3.	About CAE	4
4.	Foreign exchange	10
5.	Non-GAAP and other financial measures	11
6.	Consolidated results	13
7.	Results by segment	16
8.	Consolidated cash movements and liquidity	22
9.	Consolidated financial position	23
10.	Event after the reporting period	25
11.	Changes in accounting policies	25
12.	Controls and procedures	25
13.	Selected quarterly financial information	26
Consolidated Interim Financial Statements
Consolidated statement of financial position		27
Consolidated income statement		28
Consolidated statement of comprehensive income		29
Consolidated statement of changes in equity		30
Consolidated statement of cash flows		31
Notes to the Consolidated Interim Financial Statements
Note 1 – Nature of operations and summary of significant accounting policies		32
Note 2 – Changes in accounting policies		33
Note 3 – Net assets held for sale and discontinued operations		34
Note 4 – Accounts receivable		35
Note 5 – Debt facilities and finance expense – net		36
Note 6 – Government assistance		36
Note 7 – Earnings per share and dividends		37
Note 8 – Employee compensation		37
Note 9 – Other gains – net		37
Note 10 – Supplementary cash flows and income information		38
Note 11 – Contingencies		38
Note 12 – Fair value of financial instruments		39
Note 13 – Operating segments and geographic information		42
Note 14 – Related party transactions		44
Note 15 – Event after the reporting period		45

Report to Shareholders

CAE reported financial results for the third quarter ended December 31, 2014. Net income attributable to equity holders from continuing operations was $52.1 million ($0.20 per share) this quarter, compared to $45.5 million ($0.17 per share) in the third quarter last year. Revenue for the quarter was $559.1 million, compared to $503.9 million in the third quarter last year. All financial information is in Canadian dollars.

“The Company had double-digit earnings growth in the third quarter, with good free cash flow* and order intake,” said Marc Parent, CAE’s President and Chief Executive Officer. “In Civil, we saw strong demand for simulators and continued airline outsourcing of training to CAE as Partner of Choice. In Defence, we received a range of orders on new and existing programs that demonstrate our platform diversity and geographic reach. And in Healthcare, we continued our success in penetrating global markets with orders including a large deal in Central Asia. For CAE overall, third-quarter performance gives confidence to our outlook for a stronger second half of the fiscal year.”

Civil Simulation and Training (Civil)

Revenue for Civil was $322.1 million in the third quarter, up 14% compared to $282.1 million last year. Third quarter operating income* was $53.8 million (16.7% of revenue), up 19% compared to $45.2 million (16.0% of revenue) last year.

We signed solutions agreements in Civil with an expected value of $451.5 million, including the sale of 18 full-flight simulators, and training service contracts including an outsourcing agreement renewal with legacy carrier Iberia, and a long-term agreement with Turkish Airlines. We entered into a new joint venture (JV) with China Eastern Airlines, involving the sale of half of CAE’s stake in our flight academy in Melbourne, Australia. As well, the airline will outsource the training of more than 650 of its cadet pilots to the JV over the next five years. We also signed a new training services agreement with Ryanair for the recruitment, selection, and type-rating training of new pilot cadets and experienced captains. Simulator utilization* in our training centres was 68% in the quarter, and we had 31 FFS sales for the first nine months of the fiscal year. The Civil book-to-sales* ratio for the quarter was 1.40x and 1.17x for the last 12 months. Third quarter Civil backlog* was $2.6 billion, including our share of joint ventures.

Defence and Security (Defence)

Revenue for Defence was $215.7 million, up 7% compared to $201.8 million last year. Operating income was $28.6 million (13.3% of revenue), down 8% compared to $31.0 million (15.4% of revenue) last year.

During the quarter, we signed contracts in Defence for simulator updates for New Zealand’s SH-2G Super Seasprite helicopter, and the UK Royal Navy’s Merlin, as well as an order to upgrade a Predator UAV Trainer for an undisclosed customer. We received new product orders for a C295 transport aircraft simulator for the Polish Air Force, a UH72 Lakota helicopter simulator for the US Army, and a KC-130J Weapons Systems Trainer for the US Marine Corps. We also received training services contracts from our Rotorsim joint venture, the German Army Aviation School, and a training needs analysis contract for the German-French Tiger Technical School. In total, we received $200.6 million in Defence orders this quarter, representing a book-to-sales ratio of 0.93x. The book-to-sales ratio for the last 12 months was 0.83x. Third quarter Defence backlog was $2.4 billion, including joint ventures and unfunded backlog.

Healthcare

Revenue in Healthcare was $21.3 million for the quarter, compared to $20.0 million in the third quarter last year. Operating income was $0.5 million compared to $0.2 million last year.

We signed new sales and distribution agreements this quarter, across the globe. We entered agreements with new distributors for our products in Europe and across Asia, and we sold a range of our patient, interventional, and ultrasound simulators to public hospitals in China. We had our largest healthcare order to date with an approximate $11 million dollar sale of a turnkey training centre solution in Central Asia, involving a broad range of CAE simulator solutions, and audiovisual solutions, as well as training and support services. In North America, we sold simulators to an Air Force training centre in the US and to a Canadian university.

Additional financial highlights

Income taxes this quarter were $13.1 million representing an effective tax rate of 20%, compared to 19% last year. The higher rate this year results mainly from a change in the mix of income from various jurisdictions.

Free cash flow from continuing operations was $70.0 million for the third quarter. The increase from last quarter and last year was mainly attributable to favourable changes in non-cash working capital*, and higher cash provided by continuing operating activities.

Capital expenditures* totaled $28.0 million this quarter, with growth expenditures representing 78% of the total and maintenance capital expenditures the balance.

Net debt* was $971.7 million as at December 31, 2014, compared to $998.5 million as at September 30, 2014, lowering our net debt-to-capital* ratio to 38.3%.

CAE will pay a dividend of $0.07 per share effective March 31, 2015 to shareholders of record at the close of business on March 13, 2015.

* This report includes non-GAAP and other financial measures. For information and a detailed reconciliation of these measures, please refer to Section 5 of CAE’s Management’s Discussion and Analysis.

Management’s Discussion and Analysis

for the three months ended December 31, 2014

1.     HIGHLIGHTS

FINANCIAL

THIRD QUARTER OF FISCAL 2015

Revenue from continuing operations higher compared to last quarter and the third quarter of fiscal 2014

-    Consolidated revenue from continuing operations was $559.1 million this quarter, $29.7 million or 6% higher than last quarter and $55.2 million or 11% higher than the third quarter of fiscal 2014;

-    For the first nine months of fiscal 2015, consolidated revenue from continuing operations was $1,614.7 million, $112.5 million or 7% higher than the same period last year.

Net income attributable to equity holders of the Company from continuing operations higher compared to last quarter and higher compared to the third quarter of fiscal 2014

-    Net income attributable to equity holders of the Company from continuing operations was $52.1 million (or $0.20 per share) this quarter, compared to $42.0 million (or $0.16 per share) last quarter, representing an increase of $10.1 million or 24%, and compared to $45.5 million (or $0.17 per share) in the third quarter of fiscal 2014, representing an increase of $6.6 million or 15%;

-    For the first nine months of fiscal 2015, net income attributable to equity holders of the Company from continuing operations was $137.9 million (or $0.52 per share) compared to $128.4 million (or $0.49 per share) for the same period last year, a $9.5 million or 7% increase;

-    Net income attributable to equity holders of the Company included earnings from discontinued operations this quarter of
$0.9 million (or nil per share) compared to earnings from discontinued operations of $0.9 million (or nil per share) last quarter and $0.6 million (or $0.01 per share) in the third quarter of fiscal 2014. For the first nine months of fiscal 2015, the loss from discontinued operations was $0.2 million (or nil per share) compared to earnings from discontinued operations of $1.6 million (or $0.02 per share) for the same period last year.

Free cash flow[1] from continuing operations at positive $70.0 million this quarter

-    Net cash provided by continuing operating activities was $91.5 million this quarter, compared to $13.7 million last quarter and $17.7 million in the third quarter of last year;

-    Maintenance capital expenditures1 and other asset expenditures were $9.9 million this quarter, $20.7 million last quarter, and
$20.0 million in the third quarter of last year;

-    Cash dividends were $12.0 million this quarter, $11.8 million last quarter and $10.6 million in the third quarter of last year.

Capital employed1 increased by $35.8 million over last quarter

-    Non-cash working capital1 increased by $8.0 million, ending at $255.3 million;

-    Assets net of liabilities held for sale increased by $1.9 million;

-    Property, plant and equipment increased by $15.8 million;

-    Other long-term assets and other long-term liabilities increased by $28.0 million and $17.9 million respectively;

-    Net debt1 ended at $971.7 million this quarter compared to $998.5 million last quarter.

ORDERS1

-    The book-to-sales ratio1 for the quarter was 1.20x (Civil Simulation and Training was 1.40x, Defence and Security was 0.93x and Healthcare was 1.00x). The ratio for the last 12 months was 1.03x (Civil Simulation and Training was 1.17x, Defence and Security was 0.83x and Healthcare was 1.00x);

-    Total order intake was $673.4 million, compared to $489.2 million last quarter and $589.5 million in the third quarter of fiscal 2014;

-    Total backlog1, including obligated, joint venture and unfunded backlog, was $4,968.0 million as at December 31, 2014.

Civil Simulation and Training

-    Civil Simulation and Training obtained contracts with an expected value of $451.5 million, including contracts for 18 full-flight simulators (FFSs).

Defence and Security

-    Defence and Security won contracts valued at $200.6 million.

Healthcare

-    Healthcare order intake was valued at $21.3 million.

[1] Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2015 | 1

Management’s Discussion and Analysis

OTHER

-    During the first quarter of fiscal 2015, we modified our operating segments and the former New Core Markets segment was renamed Healthcare following our decision to divest our mining business. As a result, operating segments’ disclosure has been restated to conform to the new operating segments, as described in Changes in accounting policies and Note 13 of our consolidated interim financial statements. Additional information on the divestiture of our mining business can be found in Results from discontinued operations and in Note 3 of our consolidated interim financial statements;

-    During the quarter, we entered into a joint venture agreement with Shanghai Eastern Flight Training Co., Ltd (SEFTC), a fully-owned subsidiary of China Eastern Airlines, involving the sale of 50% of our flight academy in Melbourne, Australia;

-    In January 2015, we signed an agreement for the acquisition of Bombardier’s Military Aviation Training business for approximately $19.8 million. The closing of the transaction is conditional on usual conditions and regulatory approvals, and closing is expected to occur during calendar 2015.

2.     INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2015 mean the fiscal year ending March 31, 2015;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2014;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of February 6, 2015, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the third quarter ended December 31, 2014. We have written it to help you understand our business, performance and financial condition for the third quarter of fiscal 2015. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended
December 31, 2014, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2014. The MD&A section of our 2014 annual report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business combinations;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

2 | CAE Third Quarter Report 2015

Management’s Discussion and Analysis

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded military programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, R&D activities, fixed-price and long-term supply contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration, protection of intellectual property, loss of key personnel, environmental liabilities, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, length of sales cycle and our reliance on technology, and risks relating to the market such as foreign exchange, availability of capital, pension plan funding, doing business in foreign countries and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2014 annual report. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

CAE Third Quarter Report 2015 | 3

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1      Who we are

CAE provides the industry’s most comprehensive integrated training solutions based on world-leading simulation technology and integrated training services. Our vision is to be our customers’ Partner of Choice and we take a long-term approach to customer relationships. We offer our civil aviation, defence and security and healthcare customers a complete range of highly innovative products, services and training centre solutions designed to help them meet their mission critical needs for safety, efficiency and readiness. We have the broadest global presence in our industry, enabling us to respond to our customers locally, with 8,000 people at more than 160 sites and training locations in 35 countries, including our joint venture operations. In fiscal 2014, we had annual revenue of $2.0 billion, with 90% coming from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators, supported by a range of after-sales services. We have the broadest training services network in the world and offer civil aviation and military training services in 67 locations worldwide where we train more than 120,000 civil and military crewmembers annually.

Approximately half of our revenue comes from the sale of simulators and related products, and the balance from services including training, maintenance, ab initio (cadet) pilot training and aircraft crew sourcing services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on nearly 70 years of experience, strong technical capabilities, a highly trained workforce and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2        Our vision

We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most innovative modeling and simulation-based solutions to enhance safety and improve efficiency.

3.3        Our operations

We are a global leader with an extensive range of capabilities to help our customers achieve greater levels of safety, operational efficiency, decision-making capabilities and mission readiness. We offer integrated solutions, which often involve multi-year agreements with our customers to provide a full complement of products and services.

We primarily serve three markets globally:

-    The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

-    The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL MARKET

We provide comprehensive civil aviation training solutions, including CAE civil flight simulation training devices, as well as commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel, ab initio pilot training and crew sourcing services.

We strive to be the partner of choice for customers operating in increasingly complex, mission-critical environments by providing a combination of innovative simulation-based products, solutions, world class training and services to provide value in terms of enhancing the safety and efficiency of their operations. Our partnership approach brings with it a wealth of experience operating and delivering training solutions across varied business models including completely customized product solutions, joint ventures, partnerships, long-term training contracts, outsourcing solutions and various crew, technical and management solutions for our customers’ operational needs. Our track record of dependability and innovation in technology and practices position us well to be a true solutions partner to our customers.

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated procedures trainers, flight training devices and computer-based tools, using the same high-fidelity Level D software as the FFSs. Our latest flagship simulator, the CAE 7000XR Series FFS is ideally suited to meet specific requirements of operators and surpass Level D regulatory requirements. The CAE 7000XR Series builds on the high fidelity and reliability that has earned CAE recognition as the global gold standard in flight simulation. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have established a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models including recent years’ development of simulators for the Airbus A350 XWB, A320Neo, Cirrus SF50, AVIC Medium-Sized Transport, Mitsubishi Regional Jet (MRJ), ATR42-600 and
ATR72-600, Bombardier CSeries, Global 5000/6000 and Global 7000/8000, Dassault Falcon 5X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and C919. Leveraging our extensive worldwide network of spare parts and service teams, we also offer a full range of support services. This includes emergency support, simulator updates and upgrades, maintenance services and simulator relocations.

4 | CAE Third Quarter Report 2015

Management’s Discussion and Analysis

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in growth regions of China, Eastern Europe, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators. Our comprehensive training solutions, industry expertise and reputation as a trusted partner enable us to access a broad share of the market. Airlines and aviation service companies choose CAE as their partner of choice to implement tailored training programs and deliver best-in-class services that meet their specific needs. For example, we recently announced the signature of a joint venture agreement with Japan Airlines to provide flight crew training services across Northeast Asia and launched Multi-crew Pilot License (MPL) training for Japan Airlines and became its primary source of cadet pilots. We also signed a contract with Air Algérie to train new cadets for the airline over the next four years on an Airline Transport Pilot License (ATPL) training program, partnered with China Eastern Airlines through a joint venture agreement where we will train over 650 cadets over the next five years and renewed our training service outsourcing agreement with legacy carrier Iberia for ten more years, where more than 1,000 Iberia pilots will train annually at our training centre in Madrid, Spain.

We currently operate 246 FFSs, including FFSs operating in our joint ventures, and provide aviation training and services, including simulation-based crew training, crew sourcing, ab initio pilot training and training centre operations in approximately 30 countries around the world. Among our thousands of customers, we have long-term training centre operation and training services agreements and joint ventures with approximately 30 major airlines and aircraft operators around the world. We offer a comprehensive range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training, courseware solutions and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Oxford Aviation Academy is the largest ab initio flight training network in the world with 9 academies, a fleet of over 220 aircraft and the resources and expertise to train up to 2,000 cadets annually. CAE Parc Aviation is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). Over the past 20 years, air travel has grown at an average rate of 4.8% in terms of revenue passenger kilometers (RPK) and the aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. The International Air Transport Association (IATA) forecasts that by 2017 total passenger demand is expected to increase by 31%, representing 930 million more passengers compared to 2012. Growth rates are higher in the emerging markets than in large and established markets like Europe and the U.S. Continued growth in air travel and re-fleeting requirements have led to record commercial aircraft backlogs and OEM production rates.

In business aviation, demand for air travel is primarily driven by corporate profitability and general economic conditions. According to the U.S. Federal Aviation Administration (FAA), the total number of business jet flights, which includes all domestic and international flights, has increased by 4.0% in the past 12 months. The industry remains optimistic of further recovery and long-term growth in business aircraft travel.

In helicopter aviation, market drivers are similar to those in business aviation, and in the case of offshore helicopter operators, demand is driven by the level of offshore activity in the oil and gas sector. Revenue generated from our helicopter aviation business represents less than 5% of total Civil Simulation and Training revenue and a protracted downturn in petroleum prices could negatively impact helicopter operators’ level of spending and activity which may, in turn, affect our operating results.

The imposition of economic sanctions on persons and companies conducting business in the Russian Federation and the depreciation of the Russian Federation currency have not significantly impacted our operations to date but should this situation continue for a prolonged period there may be a negative impact on our financial results. The risk of potential escalation of these sanctions and continued currency depreciation and volatility and their impacts will continue to be monitored.

The following secular trends continue to form the basis of our civil market investment hypothesis:

-    Expected long-term growth in air travel;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Aircraft backlogs and delivery rates;

-    More efficient and technologically advanced aircraft platforms;

-    Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew).

Expected long-term growth in air travel

In calendar 2014, global passenger traffic increased by 5.9% compared to calendar 2013. Emerging markets outperformed with passenger traffic in the Middle East, Asia and Latin America growing at 12.6%, 7.1% and 6.4% respectively, while Europe and North America increased 5.8% and 2.7% respectively. The global commercial aircraft fleet increased by 2.5% from December 2013 to December 2014, growing in Asia/Pacific, the Middle East, Latin America and Europe by 5.3%, 4.8%, 3.8% and 2.1% respectively and remaining fairly stable in North America. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, prolonged economic recessions or other major world events.

CAE Third Quarter Report 2015 | 5

Management’s Discussion and Analysis

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as China, Eastern Europe, India, the Middle East, South America and Southeast Asia are expected to continue experiencing higher air traffic growth over the long term than mature markets such as North America and Western Europe.

Aircraft backlogs and delivery rates

Commercial aircraft OEMs continue to work through record backlog levels of over 13,700 aircraft. Our civil business relies mainly on the already in-service fleet to drive demand as revenue is generated from training and services in support of the global fleet and is driven mainly by aircraft deliveries coming from OEMs’ production lines. We expect the continued high rate of aircraft deliveries to translate into continued high demand for training products and incremental demand for services.

More efficient and technologically advanced aircraft platforms

Demand for simulators and training services is driven primarily by aircraft deliveries and the existing installed base of already in-service aircraft. The introduction of more efficient and technologically advanced aircraft platforms drives demand for new types of simulators and training programs. These new platforms and programs allow us to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000XR Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. The demand for new and more efficient platforms is driven by better operational flexibility, reduced maintenance costs, reduced fuel costs and improved emissions and environmental footprints. Notwithstanding the recent abatement in fuel prices, airlines are actively seeking ways to reduce their exposure to the operational risk associated with fuel cost fluctuations, as well as ways to obtain benefits offered by new generation aircraft and propulsion technologies.

Business jet operators also demand high performance aircraft. Business jet OEMs have announced plans to introduce a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, efficiency, comfort and the accessibility of business air travel. Some examples include Bombardier’s Global 7000/8000, Embraer’s Legacy 450 and 500, Cessna’s Citation Latitude and Longitude, Dassault’s Falcon 5X, Gulfstream’s 500/600, Cirrus’ SF50, Pilatus’ PC-24 and Honda’s HondaJet.

Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term. Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets, notably the faster growing emerging markets, but also in developed markets like Japan. Pilot supply constraints include aging crew demographics and fewer military pilots transferring to civil airlines. The Professional Aviation Board of Certification (PABC) reports that according to industry market estimates, approximately 20,000 new pilots will be needed per year over the next 20 years globally to support an average 5% annual growth in passenger travel.

New pilot certification processes require more simulation-based training. Simulation-based pilot certification training is taking on a greater role internationally with the MPL, with stall and upset prevention and recovery training and with new Airline Transport Pilot (ATP) requirements in the U.S. Indeed, the International Civil Aviation Organization (ICAO) and various national and regional aviation regulatory agencies have published new regulatory requirements, standards and guidance on these specific topics.

MPL is an alternative training and licensing methodology which places more emphasis on simulation-based training to develop ab initio students into First Officers of airliners in a specific airline environment. On average, current MPL programs in the industry consist of one third of the training in actual aircraft and two thirds of the training in flight simulation training devices, versus traditional training for ab initio licences that average 80% to 90% in actual trainer aircraft. Today, there are approximately 50 nations that have MPL regulations in place and over 15 of these nations already use these regulations with training providers and airlines. CAE has MPL programs in Asia and in Europe with various airlines. From a global industry perspective, MPL is producing promising results and over 1000 MPL graduates are already flying successfully with different airlines. Early MPL graduates are now upgrading to captain status. As the MPL methodology continues to gain momentum, it will result in increased use of simulation-based training.

Finally, the FAA in the U.S. enacted its final set of regulations on July 15th, 2013 on new pilot certification and qualification requirements for air carrier operations, requiring pilots to obtain a Multi-engine class ATP and Type Rating. As of August 2014, pilots applying for an ATP certificate must complete practical requirements which call for more simulation-based training that includes adverse weather conditions, low energy states, stalls, upset prevention and recovery, and high altitude operations. We have received formal approval from the FAA to conduct the Airline Transport Pilot Certification Training Program at our Dallas training centre and will expand as demand increases. We believe these new requirements will also lead to an increase in demand for training in simulators.

6 | CAE Third Quarter Report 2015

Management’s Discussion and Analysis

DEFENCE AND SECURITY MARKET

We are a training systems integrator that provides comprehensive training centres, training services and simulation products to defence and security forces across the air, land and sea, and public safety market segments.

We believe that in the simulation-based training market, we are uniquely positioned to be part of the solution for governments and defence forces looking to take greater advantage of virtual training to reduce costs while maintaining readiness. Four important factors help distinguish our defence business and underlie the large pipeline of opportunities for our modeling and simulation-based solutions. First, we have a unique global position that provides balance and diversity across the world’s defence and security markets. Second, we have a strong position on mission-critical, enduring platforms that are expected to have long program lives. Third, we have all the capabilities of a world-class training systems integrator, enabling us to design, develop and deliver comprehensive training programs across air, land, sea and public safety. Fourth, and most fundamentally, simulation-based solutions provide considerable value as governments and defence forces operate in a constrained budget environment yet still need to prepare and maintain a high state of readiness.

We are uniquely positioned as a training systems integrator, capable of offering governments, defence forces and OEMs a comprehensive range of integrated, innovative training solutions. Increasingly, our solutions include a combination of products and services designed to cost-effectively maintain and enhance our defence and security customers’ safety, efficiency, mission readiness and decision making capabilities. We have a wealth of experience operating and delivering training solutions across different business models, including government-owned, government-operated; government-owned, contractor-operated; or contractor-owned, contractor-operated facilities. Our offerings include training needs analyses, instructional systems design, learning management information systems, purpose-built facilities, state-of-the-art synthetic training equipment, curriculum and courseware development, classroom and simulator instruction, maintenance and logistics support, lifecycle support and technology insertion, and financing alternatives. This portfolio of products, services and expertise along with our focus help make us a uniquely qualified and positioned training systems integrator.

We are a world leader in the design and production of military flight simulation equipment and training solutions. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and unmanned aerial systems (UAS). We also offer simulation-based solutions for land and naval forces, including a range of driver and gunnery trainers for tanks and armoured fighting vehicles, virtual trainers for shipboard systems and naval warfare tactical training systems. We have begun to offer simulation-based solutions for the public safety domain, such as emergency management training solutions. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world, including our joint venture operations. Increasingly, we are offering our training systems integration expertise across air, land, sea and public safety to help our customers create an integrated, immersive training enterprise. We also offer a variety of modeling and simulation-based professional services, and a range of in-service support solutions such as systems engineering and lifecycle management.

Market trends and outlook

In the United States, continuing uncertainty in the government’s fiscal year 2015 budget and the threat of sequestration in 2016 mean that the timing of contract awards will continue to be difficult to predict as the U.S. military services work to achieve the right balance in military capacity, capabilities and readiness. This may impact our ability to grow revenue and income in the short term; however, our active bids and proposals pipeline is robust and our view is that the impediment to growth is not the size of the market, but rather the timing of procurements. In Europe, force structure reductions and reduced future investment plans have narrowed the pipeline of new opportunities. While the United States and European markets still present some challenges, we are seeing increased opportunities originating from regions with growing defence and security budgets, like Asia and the Middle East where we have an established presence. In addition, there are encouraging signs for our market segment and we are confident that the use of simulation-based analysis, training and decision-support will continue to increase in the future.

The following trends continue to drive the use of our training centres, services and products in defence:

-    Explicit desire of governments and defence forces to increase the use of modeling and simulation to mitigate budget pressures;

-    Attractiveness of outsourcing of training and maintenance services;

-    Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training;

-    Relationships with OEMs for simulation and training;

-    Use of modeling and simulation for analysis and decision support.

Explicit desire of governments and defence forces to increase the use of modeling and simulation to mitigate budget pressures

More defence forces and governments are adopting simulation in training programs because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. For example, the U.S. Air Force (USAF) is making more extensive use of simulation for KC-135 tanker boom operator training, which costs approximately $20,000 for a three-hour training mission in the actual aircraft, but only $1,000 for that same three-hour training mission in simulators. The higher cost of live training and the desire to save aircraft for operational use are two factors prompting a greater adoption of simulation-based training. Unlike civil aviation, where the use of simulators for training is common practice, there are no regulatory requirements to train in simulators in the military and the nature of mission-focused training demands at least some live training; however, the balance of live and synthetic training is shifting more to simulation.

CAE Third Quarter Report 2015 | 7

Management’s Discussion and Analysis

We have begun to see defence forces plan for the increased use of simulation as part of the overall training curriculum. For example, the U.S. Navy reports the share of simulation-based training on some specific U.S. Navy aircraft platforms could rise close to 50% by 2020. Because of the high cost associated with conducting live training exercises, most defence forces expect to rebalance the mix of live, virtual and constructive (computer-based) training and shift more of the training curriculum to home station virtual and constructive simulation. As an example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for simulation-based training centres, services and products. We view CAE as being part of the solution to achieving lower training costs while maintaining or improving readiness.

Attractiveness of outsourcing of training and maintenance services

Defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue. For example, we recently inaugurated training at the CAE Brunei Multi-Purpose Training Centre (MPTC) where one of the training programs is for the Royal Brunei Armed Forces (RBAF) on the PC-7 trainer aircraft. The CAE Brunei MPTC will provide PC-7 training to the RBAF under a long-term training services contract. Also, during fiscal year 2014 we opened a new military training centre in Australia where the Australian Defence Forces will train their King Air 350 aircrews. This represents the first simulator services contract that the Australian Defence Forces have signed as part of a contractor-owned, contractor-operated service delivery program. We believe governments will increasingly look to industry for the delivery of training services because they often can be delivered faster and more cost effectively.

Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers defence forces a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, we recently networked a CAE-built C-130J full-mission simulator with a C-130J tactical airlift crew trainer developed by another company to demonstrate a single virtual aircraft operating in a common synthetic environment for the Royal Australian Air Force. The networked training devices demonstrated how the entire mission crew, including C-130J pilots and loadmasters, could train together in an integrated virtual environment. We are actively promoting open, standard simulation architectures, such as the Common Database, as well as new capabilities such as the CAE Dynamic Synthetic Environment, to better enable mission rehearsal and joint, networked training.

Relationships with OEMs for simulation and training

We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the new P-8A maritime patrol aircraft, Airbus Military has sold and continues to market both the A330 MRTT and C295 globally, Lockheed Martin is successfully marketing variants of the C-130J Hercules transport aircraft and F-35 fighter, Alenia Aermacchi and BAE Systems are selling the M-346 and Hawk lead-in fighter trainers, and AgustaWestland is continuing to develop a range of helicopters such as the AW139, AW169 and AW189. We have established relationships with each of the OEMs on these platforms. We also signed a memorandum of understanding to pursue working with General Atomics Aeronautical Systems, the world’s leading manufacturer of unmanned aircraft systems, on offering training solutions for GA-ASI’s Predator family of remotely piloted aircraft, and during fiscal year 2015 received a follow-on contract to provide a high-fidelity Predator UAS mission trainer.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training, but is now increasingly applied across the program lifecycle, including support for analysis and decision-making operations. We see governments and defence forces looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations.

HEALTHCARE MARKET

We design, manufacture and sell simulators, audiovisual solutions and courseware for training of medical and allied healthcare students and clinicians in educational institutions, hospitals and defence organizations worldwide.

Simulation-based training is one of the most effective approaches to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency of this industry. The healthcare simulation market is growing rapidly, with simulation centres becoming the standard in nursing and medical schools.

8 | CAE Third Quarter Report 2015

Management’s Discussion and Analysis

We offer the broadest breadth of medical simulation products and services in the market today, including patient, ultrasound and interventional (surgical) simulators, audiovisual solutions and courseware for healthcare education and training. We have sold simulators to customers in more than 80 countries that are currently supported by our offices in Australia, Brazil, Canada, Germany, Hungary, India, UK and the US. We lead the market in high-fidelity patient simulators that are uniquely powered by complex models of human physiology to mimic human responses to clinical interventions. Our newest innovation, a childbirth simulator for both normal labor and delivery and rare maternal emergencies, was designed to offer exceptional reliability and realism in the high-fidelity patient simulation market. We are a leader in audiovisual solutions for healthcare training with more than 600 installations in our customers’ training facilities throughout the world. Through our Healthcare Academy, we are the only company to deliver peer-to-peer training at customer sites and in our training centres in the US, UK, Germany and Canada. Our Healthcare Academy includes more than
60 adjunct faculty consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience (SCE) courseware packages for our customers. Our OEM team delivers custom training solutions for medical manufacturers, and most recently, developed a specialized ultrasound simulator to train physicians to place the new AbioMed Impella heart pump.

Market trends and outlook

The healthcare simulation market includes both products and services, which are segmented by high-fidelity patient simulators, interventional simulators, mid/low fidelity task trainers, ultrasound simulators, audiovisual solutions, simulated clinical environments and training services. End-users are predominantly academic institutions, hospitals and defence forces. A recent study of the global healthcare simulation market, which includes products and services, valued the market at $790 million in 2012 and reports that it is predicted to grow at a compound annual growth rate of 19.6%. North America is the largest market for healthcare simulation with the U.S. contributing a major share, followed by Europe and Asia.

The factors driving the demand for our products are:

-    Growing emphasis on patient safety and outcomes;

-    Limited access to live patients during training;

-    Medical technology revolution;

-    Demand for healthcare services and growing cost of healthcare.

Growing emphasis on patient safety and outcomes

According to a recently published study in the Journal of Patient Safety, up to 440,000 deaths occur annually in the U.S. due to preventable adverse events during patient treatment, which would make this the third leading cause of death. In a study by the International Society for Pharmacoeconomics and Outcomes Research, measurable medical errors cost U.S. hospitals more than
$1 billion in 2009. Training through the use of simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. Simulation is a required element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include the Maintenance of Certification in Anesthesia (MOCA), Fundamentals of Laparoscopic Surgery (FLS) and Advanced Trauma Life Support (ATLS). Moreover, the Accreditation Council for Graduate Medical Education (ACGME) is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

Limited access to live patients during training

Traditionally, medical education has been an apprenticeship model in which the student cares for patients under the supervision of more experienced staff. In this model, students have a limited role and access to high-risk procedures, rare complications and critical decision-making skills. The use of simulation in professional education programs complements traditional learning and allows students exposure and practice to hone their clinical and critical thinking skills for high risk, low frequency events. Our Fidelis Maternal Fetal Simulator is designed to allow healthcare teams to practice both normal deliveries and complex procedures in rare emergencies. The training and education model is evolving, as also evidenced by military branches around the world and most recently the U.S. Pentagon, prohibiting the use of live tissue testing in most medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, major disaster response and anaesthesia administration.

Medical technology revolution

Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as Intra-Cardiac Echocardiography (ICE), cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a Partner of Choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for new technologies, such as the AbioMed Impella heart pump.

Demand for healthcare services and growing cost of healthcare

Significant demand for healthcare services driven by longer life expectancy and the baby boomer generation has resulted in an increase in healthcare spending of 9.9% in the U.S. in the first quarter of 2014. The U.S. Centers for Medicare and Medicaid Services (CMS) projects that annual national health spending will grow 5.8% annually over the next decade. Increasingly, hospitals are given incentives to become more efficient which will drive higher demand for training. There is a growing body of evidence demonstrating that medical simulation improves patient outcomes and reduces errors, which can help mitigate the rate of increase in healthcare costs.

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30	Increase /	March 31	Increase /
	2014	2014	(decrease)	2014	(decrease)
U.S. dollar (US$ or USD)	1.16	1.12	4%	1.11	5%
Euro (€ or EUR)	1.40	1.42	(1%)	1.52	(8%)
British pound (£ or GBP)	1.81	1.82	(1%)	1.84	(2%)

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	December 31	September 30	Increase /	December 31	Increase /
	2014	2014	(decrease)	2013	(decrease)
U.S. dollar (US$ or USD)	1.14	1.09	5%	1.05	9%
Euro (€ or EUR)	1.42	1.44	(1%)	1.43	(1%)
British pound (£ or GBP)	1.80	1.82	(1%)	1.70	6%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $15.8 million and an increase in net income of $0.8 million when compared to the third quarter of fiscal 2014. For the first nine months of fiscal 2015, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $61.9 million and an increase in net income of $2.7 million when compared to the first nine months of fiscal 2014. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year quarter and comparing these adjusted amounts to our current quarter reported results.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are denominated in local currency. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

-    Our production operations outside of Canada (Australia, Germany, India, Singapore, U.K. and U.S.)

Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars, as described above.

-    Our production operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly U.S. dollar and Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to reduce the variability of specific British pound and Euro-denominated costs, we also hedge some of the foreign currency costs incurred in our manufacturing process.

10 | CAE Third Quarter Report 2015

Management’s Discussion and Analysis

5.     NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Obligated backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-    For the Civil Simulation and Training segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order and include the value of expected future revenues. Revenues from customers with both long-term and short-term contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

-    For the Defence and Security segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order. Defence and Security contracts are usually executed over a long-term period and some of them must be renewed each year. For this segment, we only include a contract item in obligated backlog when the customer has authorized the contract item and has received funding for it.

-    For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue and consequently, backlog is nil.

Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

Unfunded backlog is a non-GAAP measure that represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

Total backlog includes obligated backlog, joint venture backlog and unfunded backlog.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-    For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-    For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit from continuing operations excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net and after tax share in profit of equity accounted investees.

CAE Third Quarter Report 2015 | 11

Management’s Discussion and Analysis

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities related to assets held for sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, including the after tax share in profit of equity accounted investees and excluding net finance expense, income taxes and other items not specifically related to the segment’s performance.

Simulator equivalent unit

Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate

Utilization rate is an operating measure we use to assess the performance of our simulator training network. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

12 | CAE Third Quarter Report 2015

6.     CONSOLIDATED RESULTS[2]

6.1     Results from operations – third quarter of fiscal 2015

(amounts in millions, except per share amounts)		Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014
Revenue		$559.1	529.4	526.2	575.7	503.9
Cost of sales		$410.1	393.2	389.7	415.7	363.3
Gross profit[2]		$149.0	136.2	136.5	160.0	140.6
As a % of revenue	%	26.6	25.7	25.9	27.8	27.9
Research and development expenses[2]		$13.6	16.6	14.4	19.5	16.0
Selling, general and administrative expenses		$70.8	60.5	63.9	70.0	61.9
Other gains – net		$(10.7)	(0.2)	(3.8)	(8.1)	(2.2)
After tax share in profit of equity accounted investees		$(7.6)	(13.5)	(9.7)	(8.1)	(11.5)
Operating profit from continuing operations[2]		$82.9	72.8	71.7	86.7	76.4
As a % of revenue	%	14.8	13.8	13.6	15.1	15.2
Finance income		$(3.3)	(2.1)	(2.1)	(2.3)	(2.3)
Finance expense		$21.1	20.4	18.6	18.7	21.0
Finance expense – net		$17.8	18.3	16.5	16.4	18.7
Earnings before income taxes and discontinued operations		$65.1	54.5	55.2	70.3	57.7
Income tax expense		$13.1	12.9	11.6	10.5	10.7
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		20	24	21	15	19
Earnings from continuing operations		$52.0	41.6	43.6	59.8	47.0
Earnings (loss) from discontinued operations		$0.9	0.9	(2.0)	0.1	0.6
Net income		$52.9	42.5	41.6	59.9	47.6
Attributable to:
Equity holders of the Company
Continuing operations		$52.1	42.0	43.8	59.9	45.5
Discontinued operations		$0.9	0.9	(2.0)	0.1	0.6
		53.0	42.9	41.8	60.0	46.1
Non-controlling interests		$(0.1)	(0.4)	(0.2)	(0.1)	1.5
		$52.9	42.5	41.6	59.9	47.6
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted - continuing operations		$0.20	0.16	0.17	0.23	0.17
Basic and diluted - discontinued operations		$-	-	(0.01)	-	0.01
		$0.20	0.16	0.16	0.23	0.18

Revenue from continuing operations was 6% higher than last quarter and 11% higher than the third quarter of fiscal 2014

Revenue from continuing operations was $29.7 million higher than last quarter mainly because:

-    Civil Simulation and Training revenue increased by $26.1 million, or 9%, mainly due to higher revenue generated in Europe as a result of higher simulator utilization rates and higher production levels from our manufacturing facility driven by an increase in order intake;

-    Defence and Security revenue increased by $6.6 million, or 3%, mainly due to higher revenue resulting from a higher level of activity on European programs and a favourable foreign exchange impact on the translation of foreign operations, partially offset by lower revenue from North American programs;

-    Healthcare revenue decreased by $3.0 million, or 12%, due to lower revenue from audiovisual solutions as a result of a large order fulfilled last quarter and lower patient simulator revenue. The decrease was partially offset by higher interventional simulator revenue and a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar;

2 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2015 | 13

Management’s Discussion and Analysis

Revenue from continuing operations was $55.2 million higher than the third quarter of fiscal 2014 largely because:

-    Civil Simulation and Training revenue increased by $40.0 million, or 14%, mainly due to the contribution from additional simulators deployed in our network, higher production levels from our manufacturing facility, higher revenue from our crew sourcing business and higher training demand in North America. Revenue also benefited from a favourable foreign exchange impact resulting from a stronger U.S. dollar and British pound against the Canadian dollar;

-    Defence and Security revenue increased by $13.9 million, or 7%, mainly due to higher revenue on European programs and a favourable foreign exchange impact on the translation of foreign operations, partially offset by lower revenue on North American and Asian programs;

-    Healthcare revenue increased by $1.3 million, or 7%, mainly due to higher revenue from audiovisual solutions resulting in part from the launch of our new product Replay, which began fulfillment in the current quarter, and higher patient simulator revenue. The increase was also due to a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

Revenue year to date from continuing operations was $1,614.7 million, $112.5 million or 7% higher than the same period last year, largely because:

-    Civil Simulation and Training revenue increased by $73.8 million, or 9%, mainly due to a favourable foreign exchange impact resulting from a stronger U.S. dollar, Euro and British pound against the Canadian dollar, the contribution from additional simulators deployed in our network, higher training demand in North and South America and Asia and higher production levels from our manufacturing facility;

-    Defence and Security revenue increased by $31.0 million, or 5%, mainly due to a favourable foreign exchange impact on the translation of foreign operations and higher revenue from European programs. The increase was partially offset by lower revenue from North American programs due to a higher level of activity on programs nearing completion last year;

-    Healthcare revenue increased by $7.7 million, or 13%, mainly due to higher patient simulator revenue resulting primarily from our new maternal fetal simulator, higher revenue from audiovisual solutions driven by an increase in the number of systems delivered and the launch of new products and a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

You will find more details in Results by segment.

Operating profit from continuing operations was $10.1 million higher than last quarter and $6.5 million higher compared to the third quarter of fiscal 2014

Operating profit from continuing operations for this quarter was $82.9 million, or 14.8% of revenue, compared to $72.8 million, or 13.8% of revenue last quarter and $76.4 million, or 15.2% of revenue in the third quarter of fiscal 2014.

Operating profit increased by 14% compared to last quarter. Increases in segment operating income3 of $8.4 million for Civil Simulation and Training and $3.0 million for Defence and Security were partially offset by a decrease of $1.3 million for Healthcare.[3]

Operating profit increased by 9% over the third quarter of fiscal 2014. Increases in segment operating income of $8.6 million for Civil Simulation and Training and $0.3 million for Healthcare were partially offset by a decrease of $2.4 million for Defence and Security.

For the first nine months of fiscal 2015, operating profit was $227.4 million, $24.8 million or 12% higher than the same period last year. Increases in segment operating income of $26.9 million for Civil Simulation and Training and $1.6 million for Healthcare were partially offset by a decrease of $3.7 million for Defence and Security.

You will find more details in Results by segment.

Net finance expense was $0.5 million lower than last quarter and $0.9 million lower compared to the third quarter of fiscal 2014

Net finance expense was lower this quarter compared to last quarter. Higher interest income was partially offset by an increase in finance expense on royalty obligations.

The decrease from the third quarter of fiscal 2014 was mainly due to higher interest income, partially offset by higher finance expense resulting from an increase in R&D obligations.

For the first nine months of fiscal 2015, net finance expense was $52.6 million, which was $1.9 million lower than the same period last year. Lower finance expense on royalty obligations and higher interest income was partially offset by higher finance expense resulting from an increase in R&D obligations.

Income tax rate was 20% this quarter

Income taxes this quarter were $13.1 million, representing an effective tax rate of 20%, compared to 24% last quarter and 19% for the third quarter of fiscal 2014. Income taxes for the first nine months of fiscal 2015 were $37.6 million, representing an effective tax rate of 22%, compared to 12% for the same period last year.

3 Non-GAAP and other financial measures (see Section 5).

14 | CAE Third Quarter Report 2015

Management’s Discussion and Analysis

The lower tax rate this quarter compared to last quarter was mainly due to a gain on the partial disposal of certain interests in investments as well as a change in the mix of income from various jurisdictions.

The higher tax rate this quarter compared to the third quarter of fiscal 2014 was mainly attributable to a change in the mix of income from various jurisdictions.

The higher tax rate for the first nine months of fiscal 2015 compared to the same period last year is mainly attributable to a favourable decision by the Federal Court of Appeal of Canada, rendered last year, with respect to the tax treatment of the depreciation and sale of simulators in Canada.

6.2        Results from discontinued operations

During the first quarter of fiscal 2015, we decided to divest our mining business (CAE Mining) which was previously reported within the former New Core Markets segment in order to focus our resources and capital investment in targeted growth opportunities in our other three core markets: Civil Simulation and Training, Defence and Security and Healthcare. CAE Mining delivers products and services across the mining value chain. In accordance with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with CAE Mining have been classified and reported separately as discontinued operations in our unaudited interim consolidated financial statements and the results for prior years were restated accordingly.

Revenue for CAE Mining was $9.0 million this quarter, stable compared last quarter and $0.7 million or 7% lower compared to the third quarter of fiscal 2014. For the first nine months of fiscal 2015, revenue was $26.3 million, $3.0 million or 10% lower than the same period last year.

Earnings from discontinued operations were $0.9 million this quarter compared to $0.9 million last quarter and
$0.6 million in the third quarter of fiscal 2014.

Earnings from discontinued operations compared to last quarter remained stable. The increase compared to the third quarter of last year was mainly due to a favourable foreign exchange impact and lower depreciation and amortization partially offset by lower revenue, as mentioned above.

For the first nine months of fiscal 2015, the loss from discontinued operations was $0.2 million compared to earnings of $1.6 million for the same period last year. The decrease was mainly attributable to lower revenue and the measurement to fair value of certain assets held for sale partially offset by a favourable foreign exchange impact and lower depreciation and amortization.

6.3        Consolidated orders and total backlog

Our total consolidated backlog was $4,968.0 million at the end of this quarter. New orders of $673.4 million were added this quarter, partially offset by $559.1 million in revenue generated from our obligated backlog. The adjustment of $4.9 million was mainly related to the cancelation of a services order within our Civil Simulation and Training segment and the revaluation of certain Defence and Security contracts, partially offset by a positive foreign exchange impact. Our joint venture backlog4 was $393.5 million and our unfunded backlog4 was $382.1 million. [4]

Total backlog up 3% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2014	December 31, 2014
Obligated backlog, beginning of period	$4,083.0	$4,205.6
+ orders	673.4	1,696.1
- revenue	(559.1)	(1,614.7)
+ / - adjustments	(4.9)	(94.6)
Obligated backlog, end of period	$4,192.4	$4,192.4
Joint venture backlog (all obligated)	393.5	393.5
Unfunded backlog	382.1	382.1
Total backlog	$4,968.0	$4,968.0

The book-to-sales ratio for the quarter was 1.20x. The ratio for the last 12 months was 1.03x.

You will find more details in Results by segment.

[4] Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2015 | 15

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT

During the first quarter of fiscal 2015, we modified our operating segments. This resulted from changes in the organizational structure undertaken to better reflect our operating segments with our integrated solutions approach to market. This change reflects the way management measures profitability and performance and how we allocate resources. As such, we believe the information presented to be more relevant as it is better aligned with the way our business is managed internally. [5]

We manage our business and report our results in three segments:

-    Civil Simulation and Training;

-    Defence and Security;

-    Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014

Civil Simulation and Training		$53.8	45.4	49.5	58.0	45.2
	%	16.7	15.3	16.0	17.9	16.0

Defence and Security		$28.6	25.6	21.9	28.0	31.0
	%	13.3	12.2	11.1	12.2	15.4

Healthcare		$0.5	1.8	0.3	0.7	0.2
	%	2.3	7.4	1.5	3.2	1.0
Total segment operating income (SOI)		$82.9	72.8	71.7	86.7	76.4

Capital employed5

(amounts in millions)	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014

Civil Simulation and Training	$1,887.7	1,879.4	1,795.8	1,776.3	1,665.2

Defence and Security	$661.8	619.6	590.4	567.3	576.7

Healthcare*	$191.4	188.7	181.1	181.6	175.5

	$2,740.9	2,687.7	2,567.3	2,525.2	2,417.4

* Comparative periods exclude net assets related to discontinued operations.

5 Non-GAAP and other financial measures (see Section 5).

16 | CAE Third Quarter Report 2015

Management’s Discussion and Analysis

7.1      Civil Simulation and Training

THIRD QUARTER OF FISCAL 2015 EXPANSIONS[6]AND NEW INITIATIVES

Expansions

-    We announced that we entered into a joint venture agreement with Shanghai Eastern Flight Training Co., Ltd (SEFTC), a subsidiary of China Eastern Airlines, where we will train more than 650 cadet pilots over the next five years;

-    We announced the next phase of expansion of our training network in the Middle East, where we will deploy several FFSs over the next 18 months, including, amongst others, the Dassault Falcon 5X, Boeing 747-8, Boeing 787 as well as FFSs for Bombardier, Gulfstream, Bell and Sikorsky platforms. As part of this expansion, our joint venture Emirates-CAE Flight Training  (ECFT) will double its second Dubai training facility’s flight simulator training capacity for pilots;

-    We announced the opening of a new business aviation training facility near Dallas Fort Worth, U.S. and added new pilot training programs to our existing Dallas facility. The combined training space includes 40 simulators, 114 classrooms and 80 briefing rooms, making it the largest training campus in the world;

-    We announced the expansion of our Authorized Training Provider (ATP) network to include the Bombardier Challenger 350 business jet, offering flight and technical training through our own instructors, infrastructure and simulators;

-    We announced that we are now offering Bombardier Global Express and Global Express XRS pilot and maintenance training programs in our New York training centre located in Morristown, U.S.

New programs and products

-    Our joint venture ECFT announced, with flydubai, that it will provide a training program for low-hour commercial pilots to accumulate the required number of flying hours and become type rated.

ORDERS

Civil Simulation and Training obtained contracts this quarter expected to generate future revenues of $451.5 million including contracts for 18 FFSs.

FFS contracts awarded for the quarter:

-    Five FFSs, three Airbus A320 NEOs, one Airbus A330-200 and one Boeing 737-700 to Shanghai Eastern Flight Training Centre;

-    One Bombardier Challenger 604 FFS to Cobham Aviation Services Australia;

-    One Airbus A320 FFS to Uzbekistan Airways;

-    Two FFSs, one Boeing 737-800W and one Gulfstream 650 to ECFT, a joint venture of Emirates Airlines and CAE;

-    Two Boeing 737NG FFSs to Ryanair;

-    Seven FFSs to undisclosed customers.

This brings the civil FFS order intake for the nine months ended December 31, 2014 to 31 FFSs.

Other notable contract awards for the quarter included:

-    A long-term renewal of a training service outsourcing agreement with Iberia;

-    A long-term contract with Jetstar Hong Kong Airways Limited for pilot training services;

-    A long-term renewal contract with Jetstar Pacific Airlines Joint Stock Aviation Company for pilot training services;

-    A new long-term contract with Elit’Avia for pilot training services;

-    A long-term renewal contract with Turkish Airlines for pilot training services;

-    A long-term renewal contract with Journey Aviation for pilot training services;

-    A new long-term contract with Compass Airlines for ERJ170 training services.

Financial results
(amounts in millions, except operating margins, SEU, FFSs deployed and utilization rate)		Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014
Revenue		$322.1	296.0	308.9	323.5	282.1
Segment operating income		$53.8	45.4	49.5	58.0	45.2
Operating margins	%	16.7	15.3	16.0	17.9	16.0
Depreciation and amortization		$31.0	29.5	28.8	29.3	26.6
Property, plant and equipment expenditures		$25.1	28.5	28.3	57.0	32.0
Intangible assets and other assets expenditures		$11.5	9.3	11.0	12.0	8.4
Capital employed		$1,887.7	1,879.4	1,795.8	1,776.3	1,665.2
Total backlog		$2,586.1	2,415.9	2,414.7	2,424.8	2,377.3
SEU[6]		200	196	192	194	190
FFSs deployed		246	245	241	239	238
Utilization rate[6]	%	68	62	72	71	69

[6] Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2015 | 17

Management’s Discussion and Analysis

Revenue up 9% over last quarter and up 14% over the third quarter of fiscal 2014

The increase over last quarter was mainly due to higher revenue generated in Europe as a result of higher simulator utilization rates and higher production levels from our manufacturing facility driven by an increase in order intake.

The increase over the third quarter of fiscal 2014 was mainly due to the contribution from additional simulators deployed in our network, higher production levels from our manufacturing facility, higher revenue from our crew sourcing business and higher training demand in North America. Revenue also benefited from a favourable foreign exchange impact resulting from a stronger U.S. dollar and British pound against the Canadian dollar.

Revenue year to date was $927.0 million, $73.8 million or 9% higher than the same period last year. The increase was mainly due to a favourable foreign exchange impact resulting from a stronger U.S. dollar, Euro and British pound against the Canadian dollar, the contribution from additional simulators deployed in our network, higher training demand in North and South America and Asia and higher production levels from our manufacturing facility.

Segment operating income up 19% over last quarter and up 19% over the third quarter of fiscal 2014

Segment operating income was $53.8 million (16.7% of revenue) this quarter, compared to $45.4 million (15.3% of revenue) last quarter and $45.2 million (16.0% of revenue) in the third quarter of fiscal 2014.

Segment operating income increased by $8.4 million, or 19%, from last quarter. The increase was mainly due to higher simulator utilization rates in Europe, gains recognized on the partial disposal of certain interests in investments and the compensation for a terminated customer service agreement. Higher segment operating income this quarter was also due to expenses recorded last quarter related to the closure of our training location in Stavanger, Norway. The increase was partially offset by lower income in one of our joint ventures due to the recognition of a deferred tax asset recognized last quarter.

Segment operating income increased by $8.6 million, or 19%, over the third quarter of fiscal 2014. The increase was mainly due to gains recognized on the partial disposal of certain interests in investments and the compensation for a terminated customer service agreement.

Segment operating income for the first nine months of the year was $148.7 million (16.0% of revenue), $26.9 million or 22% higher than the same period last year. The increase was mainly attributable to a higher training demand in North and South America and Asia, the contribution of additional simulators deployed in our network and higher income in one of our joint ventures arising from the recognition of a deferred tax asset. The increase was also due to gains recognized on the partial disposal of certain interests in investments and the compensation for a terminated customer service agreement, higher production levels from our manufacturing facility and favourable foreign exchange impact. The increase was partially offset by the realization of gains last year on disposal of assets, and on the reversal of an acquisition‑related provision and expenses related to the closure of our training location in Stavanger, Norway.

Property, plant and equipment expenditures at $25.1 million this quarter

Maintenance capital expenditures were $4.9 million for the quarter and growth capital expenditures were $20.2 million.

Capital employed increased by $8.3 million over last quarter

The increase in capital employed was mainly due to higher property, plant and equipment resulting mainly from capital expenditures and movements in foreign exchange rates partially offset by depreciation. The increase was partially offset by a lower investment in non-cash working capital resulting mainly from higher contracts in progress liabilities and accounts payable, partially offset by an increase in accounts receivable.

Total backlog was at $2,586.1 million at the end of the quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2014	December 31, 2014
Obligated backlog, beginning of period	$2,169.2	$2,161.7
+ orders	451.5	1,114.3
- revenue	(322.1)	(927.0)
+ / - adjustments	3.1	(47.3)
Obligated backlog, end of period	$2,301.7	$2,301.7
Joint venture backlog (all obligated)	284.4	284.4
Total backlog	$2,586.1	$2,586.1

Adjustments this quarter are mainly due to a positive foreign exchange impact, partially offset by the cancelation of a services order.

This quarter's book-to-sales ratio was 1.40x. The ratio for the last 12 months was 1.17x.

18 | CAE Third Quarter Report 2015

Management’s Discussion and Analysis

7.2      Defence and Security

THIRD QUARTER OF FISCAL 2015 EXPANSIONS AND NEW INITIATIVES

Expansions

-    We delivered two new T-44C flight training devices to support T-44C aircrew training services that CAE is providing to the U.S. Navy and Marine Corps as part of a contractor-owned, contractor-operated training services program at the Naval Air Station Corpus Christi;

-    We are now providing comprehensive training support services at RAAF Base Townsville following the acceptance into service of a second MRH90 FMS by the Australian Defence Forces.

New programs and products

-    We launched the next-generation CAE Medallion-6000 visual system designed to help provide realistic, high-performance synthetic environments specifically for the defence and security market.

ORDERS

Defence and Security was awarded $200.6 million in orders this quarter, including notable contract awards from:

-    The New Zealand Defence Force to perform updates to existing SH-2G Super Seasprite simulators and provide long-term support and maintenance services;

-    Airbus Defence and Space to design and manufacture a C295 FFS for the Polish Air Force;

-    The German Federal Office of Bundeswehr, Equipment, Information Technology and In-Service Support for continuing to provide a range of maintenance and in-service support through 2021 at the German Army Aviation School in Bueckeburg;

-    The Organisation conjointe de coopération en matière d'armement (OCCAR-EA) for the analysis of training needs for the
German-French Tiger Helicopter Technical School located in Fassberg, Germany;

-    Rotorsim to continue providing maintenance and support services at the Rotorsim Training Centre in Sesto Calende, Italy;

-    An undisclosed customer to develop and deliver upgrades and enhancements to a Predator A/B UAS Mission Trainer;

-    Lockheed Martin to design and manufacture a KC-130J weapon systems trainer for the U.S. Marine Corps;

-    An undisclosed customer to design and manufacture segments of a suite of Alenia Aermacchi M-346 simulators to support a European defence force;

-    Lockheed Martin to upgrade the Royal Navy’s Merlin Cockpit Dynamic Simulator with the next-generation CAE Medallion-6000 visual system.

Financial results
(amounts in millions, except operating margins)		Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014
Revenue		$215.7	209.1	197.9	230.3	201.8
Segment operating income		$28.6	25.6	21.9	28.0	31.0
Operating margins	%	13.3	12.2	11.1	12.2	15.4
Depreciation and amortization		$14.2	14.1	12.2	12.2	11.4
Property, plant and equipment expenditures		$2.4	6.5	10.5	8.0	4.6
Intangible assets and other assets expenditures		$3.0	5.8	4.8	6.0	3.7
Capital employed		$661.8	619.6	590.4	567.3	576.7
Total backlog		$2,381.9	2,397.0	2,516.8	2,580.0	2,585.7

Revenue up 3% over last quarter and up 7% over the third quarter of fiscal 2014

The increase over last quarter was mainly due to higher revenue resulting from a higher level of activity on European programs and a favourable foreign exchange impact on the translation of foreign operations, partially offset by lower revenue from North American programs.

The increase over the third quarter of fiscal 2014 was mainly due to higher revenue on European programs and a favourable foreign exchange impact on the translation of foreign operations, partially offset by lower revenue on North American and Asian programs.

Revenue year to date was $622.7 million, $31.0 million or 5% higher than the same period last year. The increase was mainly due to a favourable foreign exchange impact on the translation of foreign operations and higher revenue from European programs. The increase was partially offset by lower revenue from North American programs due to a higher level of activity on programs nearing completion last year.

CAE Third Quarter Report 2015 | 19

Management’s Discussion and Analysis

Segment operating income up 12% over last quarter and down 8% from the third quarter of fiscal 2014

Segment operating income was $28.6 million (13.3% of revenue) this quarter, compared to $25.6 million (12.2% of revenue) last quarter and $31.0 million (15.4% of revenue) in the third quarter of fiscal 2014.

The increase over last quarter was mainly due to higher margins on North American programs, lower research and development expenses net of government funding, higher volume on European programs and higher income from our joint ventures, partially offset by higher selling, general and administrative expenses.

The decrease from the third quarter of fiscal 2014 was mainly due to higher selling, general and administrative expenses and lower volume on Asian programs, partially offset by lower research and development expenses net of government funding, a favourable foreign exchange impact and higher margins on North American programs.

Segment operating income for the first nine months of the year was $76.1 million (12.2% of revenue), $3.7 million or 5% lower than the same period last year. The decrease was mainly due to lower volume from North American programs and lower income from our joint ventures, partially offset by a favourable foreign exchange impact, lower research and development expenses net of government funding and higher volume on European programs.

Capital employed increased by $42.2 million over last quarter

The increase over last quarter was mainly due to a higher investment in non-cash working capital resulting mainly from an increase in accounts receivable and a decrease in accounts payable and accrued liabilities, partially offset by higher contracts in progress liabilities.

Total backlog stable compared to last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2014	December 31, 2014
Obligated backlog, beginning of period	$1,913.8	$2,043.9
+ orders	200.6	516.8
- revenue	(215.7)	(622.7)
+ / - adjustments	(8.0)	(47.3)
Obligated backlog, end of period	$1,890.7	$1,890.7
Joint venture backlog (all obligated)	109.1	109.1
Unfunded backlog	382.1	382.1
Total backlog	$2,381.9	$2,381.9

Adjustments this quarter are mainly due to the revaluation of certain contracts, partially offset by a positive foreign exchange impact.

This quarter's book-to-sales ratio was 0.93x. The ratio for the last 12 months was 0.83x.

This quarter, $6.1 million of unfunded backlog was transferred to obligated backlog and $8.2 million was added to the unfunded backlog.

7.3      Healthcare

THIRD QUARTER OF FISCAL 2015 EXPANSIONS AND NEW INITIATIVES

Expansions

-    We signed a sales contract to deliver a fully equipped healthcare simulation centre with patient, interventional and ultrasound simulators, audiovisual solutions, training and support in Central Asia;

-    We signed agreements with new distributors in Denmark, Egypt, Philippines and Tunisia.

New programs and products

-    We expanded our partnership agreement with Université de Montréal’s Centre d’apprentissage des attitudes et habiletés cliniques (CAAHC) for five years and will continue to operate the centre, deliver simulation-based instruction and develop innovative medical simulation solutions;

-    We introduced a female patient module for our maternal fetal simulator that allows it to be used as both a pregnant and non-pregnant patient simulator.

ORDERS

CAE Healthcare sales this quarter included:

-    Eleven patient simulators, six interventional simulators and ultrasound task trainers to public hospitals in China;

-    Two patient simulators to an Air Force training centre in the U.S.;

-    Three ultrasound simulators and one interventional simulator to a public university in Canada.

20 | CAE Third Quarter Report 2015

Management’s Discussion and Analysis

Financial results
(amounts in millions, except operating margins)		Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014
Revenue		$21.3	24.3	19.4	21.9	20.0
Segment operating income		$0.5	1.8	0.3	0.7	0.2
Operating margins	%	2.3	7.4	1.5	3.2	1.0
Depreciation and amortization		$3.3	3.2	3.2	3.1	2.9
Property, plant and equipment expenditures		$0.5	0.8	0.9	0.5	0.6
Intangible assets and other assets expenditures		$0.7	0.8	2.3	2.5	3.2
Capital employed		$191.4	188.7	181.1	181.6	175.5

Revenue down 12% from last quarter and up 7% over the third quarter of fiscal 2014

The decrease from last quarter was mainly due to lower revenue from audiovisual solutions as a result of a large order fulfilled last quarter and lower patient simulator revenue. The decrease was partially offset by higher interventional simulator revenue and a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

The increase over the third quarter of fiscal 2014 was mainly due to higher revenue from audiovisual solutions resulting in part from the launch of our new product Replay, which began fulfillment in the current quarter, and higher patient simulator revenue. The increase was also due to a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

Revenue year to date was $65.0 million, $7.7 million or 13% higher than the same period last year. The increase was mainly due to higher patient simulator revenue resulting primarily from our new maternal fetal simulator, higher revenue from audiovisual solutions driven by an increase in the number of systems delivered and the launch of new products and a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

Segment operating income down from last quarter and up over the third quarter of fiscal 2014

Segment operating income was $0.5 million (2.3% of revenue) this quarter, compared to $1.8 million (7.4% of revenue) last quarter and $0.2 million (1.0% of revenue) in the third quarter of fiscal 2014.

The decrease from last quarter was mainly due to lower revenue, as mentioned above.

The increase over the third quarter of fiscal 2014 was mainly due to higher revenue partially offset by higher amortization expense related to capitalized R&D costs.

Segment operating income for the first nine months of the year was $2.6 million (4.0% of revenue), $1.6 million higher than the same period last year. The increase was mainly due to higher revenue partially offset by higher amortization expense related to capitalized R&D costs.

Capital employed increased by $2.7 million over last quarter

The increase over last quarter was mainly due to higher intangible assets as a result of movements in foreign exchange rates and an increase in prepayments and inventories, partially offset by lower accounts receivable and an increase in accounts payable and accrued liabilities.

CAE Third Quarter Report 2015 | 21

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-    Cash generated from operations, including timing of milestone payments and management of working capital;

-    Capital expenditure requirements;

-    Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

[7]

8.1     Consolidated cash movements

	Three months ended			Nine months ended
	December 31		September 30	December 31
(amounts in millions)	2014	2013	2014	2014	2013
Cash provided by continuing operating activities*	$82.0	$50.1	$69.2	$236.7	$197.9
Changes in non-cash working capital	9.5	(32.4)	(55.5)	(128.7)	(49.5)
Net cash provided by continuing operating activities	$91.5	$17.7	$13.7	$108.0	$148.4
Maintenance capital expenditures[7]	(6.1)	(14.4)	(17.6)	(37.0)	(31.0)
Other assets	(3.8)	(5.6)	(3.1)	(10.6)	(18.5)
Proceeds from the disposal of property, plant and equipment	0.6	0.5	0.5	1.5	6.9
Net (payments to) proceeds from equity accounted investees	(0.9)	0.4	0.1	(3.3)	2.4
Dividends received from equity accounted investees	0.7	-	1.1	7.7	14.2
Dividends paid	(12.0)	(10.6)	(11.8)	(34.3)	(30.2)
Free cash flow from continuing operations[7]	$70.0	$(12.0)	$(17.1)	$32.0	$92.2
Growth capital expenditures[7]	(21.9)	(22.8)	(18.2)	(66.5)	(60.5)
Capitalized development costs	(9.5)	(10.8)	(9.2)	(31.6)	(30.6)
Other cash movements, net	5.9	1.0	0.6	11.9	(10.4)
Business combinations, net of cash and cash
equivalents acquired	-	(2.9)	-	(2.0)	(3.3)
Proceeds from partial disposal of interests in investments,
net of cash and cash equivalents disposed	10.1	-	-	10.1	-
Effect of foreign exchange rate changes on cash
and cash equivalents	1.6	8.9	3.4	(2.6)	13.3
Net increase (decrease) in cash before proceeds
and repayment of long-term debt	$56.2	$(38.6)	$(40.5)	$(48.7)	$0.7
* before changes in non-cash working capital

Free cash flow of positive $70.0 million this quarter

The increase over last quarter was mainly due to favourable changes in non-cash working capital, an increase in cash provided by continuing operating activities and lower maintenance capital expenditures.

The increase over the third quarter of fiscal 2014 was mainly due to favourable changes in non-cash working capital and an increase in cash provided by continuing operating activities.

Free cash flow year to date was positive $32.0 million, $60.2 million lower than the same period last year. The decrease was mainly attributable to unfavourable changes in non-cash working capital, lower dividends received from equity accounted investees and higher maintenance capital expenditures partially offset by an increase in cash provided by continuing operating activities.

Capital expenditures of $28.0 million this quarter

Growth capital expenditures were $21.9 million this quarter and $66.5 million for the first nine months of the year. Our growth capital allocation decisions are market-driven in nature and are intended to keep pace with the demands of our existing and new customers. Maintenance capital expenditures were $6.1 million this quarter and $37.0 million for the first nine months of the year.

7 Non-GAAP and other financial measures (see Section 5).

22 | CAE Third Quarter Report 2015

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION [8]

9.1        Consolidated capital employed

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2014	2014	2014
Use of capital:
Current assets	$1,466.3	$1,407.9	$1,350.8
Less: cash and cash equivalents	(263.6)	(277.8)	(312.3)
Less: assets net of liabilities held for sale	(47.5)	(45.6)	-
Current liabilities	(951.4)	(888.7)	(964.5)
Less: current portion of long-term debt	51.5	51.5	50.6
Non-cash working capital[8]	$255.3	$247.3	$124.6
Assets net of liabilities held for sale	47.5	45.6	-
Property, plant and equipment	1,380.3	1,364.5	1,341.2
Other long-term assets	1,548.7	1,520.7	1,544.7
Other long-term liabilities	(694.2)	(676.3)	(672.1)
Total capital employed	$2,537.6	$2,501.8	$2,338.4
Source of capital:
Current portion of long-term debt	$51.5	$51.5	$50.6
Long-term debt	1,183.8	1,224.8	1,117.9
Less: cash and cash equivalents	(263.6)	(277.8)	(312.3)
Net debt[8]	$971.7	$998.5	$856.2
Equity attributable to equity holders of the Company	1,520.9	1,459.0	1,441.6
Non-controlling interests	45.0	44.3	40.6
Source of capital	$2,537.6	$2,501.8	$2,338.4

Capital employed increased $35.8 million over last quarter

The increase was mainly due to higher other long-term assets, higher property, plant and equipment and an increase in non-cash working capital, partially offset by an increase in other long-term liabilities and the net impact resulting from the partial disposal of certain interests in investments.

Our return on capital employed8 (ROCE) was 10.5% this quarter, compared to 10.7% last quarter.

Non-cash working capital increased by $8.0 million over last quarter

The increase was mainly due to higher accounts receivable, partially offset by higher contracts in progress liabilities and lower contracts in progress assets.

Net property, plant and equipment up $15.8 million over last quarter

The increase was mainly due to capital expenditures and movements in foreign exchange rates partially offset by depreciation and a decrease resulting from the partial disposal of an interest in a subsidiary.

Other long-term assets up $28.0 million over last quarter

The increase was mainly due to a higher investment in equity accounted investees following the partial disposal of an interest in a subsidiary resulting in the creation of a new joint venture and an increase in other assets resulting from higher investment tax credits receivable.

Other long-term liabilities up $17.9 million over last quarter

The increase was mainly due to an increase in deferred tax liabilities and higher employee benefits obligations due to updated current market conditions.

8 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2015 | 23

Management’s Discussion and Analysis

Change in net debt
	Three months ended	Nine months ended
(amounts in millions, except net debt-to-capital)	December 31, 2014	December 31, 2014
Net debt, beginning of period	$998.5	$856.2
Cash, beginning of period, related to discontinued operations	$-	$7.7
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	(56.2)	48.7
Effect of foreign exchange rate changes on long-term debt	25.5	32.1
Net finance lease movement	(0.5)	17.8
Other	4.4	9.2
(Decrease) increase in net debt during the period	$(26.8)	$115.5
Net debt, end of period	$971.7	$971.7
Net debt-to-capital[9]	% 38.3

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

We also have an agreement to sell certain of our accounts receivable and contracts in progress assets (current financial assets program) for an amount up to $150.0 million.

We have certain debt agreements which require the maintenance of a certain level of capital. As at December 31, 2014, we are compliant with all our financial covenants.

In July 2014, we entered into a finance lease for a building for our Brunei Multi Purpose Training Centre. This represents a finance lease obligation of $18.5 million as at December 31, 2014.

In December 2014, we amended our financing facility for certain of our operations in India to extend the maturity date from January 2015 to January 2020, with no change to existing terms and conditions

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity increased by $62.6 million this quarter [9]

The increase in equity was mainly due to net income of $52.9 million and a favourable foreign currency translation of $16.9 million, partially offset by dividends of $12.0 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 266,378,550 common shares issued and outstanding as at December 31, 2014 with total share capital of $551.5 million.

As at January 31, 2015, we had a total of 266,398,159 common shares issued and outstanding.

[9] Non-GAAP and other financial measures (see Section 5).

24 | CAE Third Quarter Report 2015

Management’s Discussion and Analysis

10.  EVENT AFTER THE REPORTING PERIOD

In January 2015, we signed an agreement for the acquisition of Bombardier’s Military Aviation Training business for approximately $19.8 million. The closing of the transaction is conditional on usual conditions and regulatory approvals, and closing is expected to occur during calendar 2015.

11.  CHANGES IN ACCOUNTING POLICIES

Changes in accounting policies

Operating segments

As at April 1, 2014, we modified our operating segments. Our former segments, Training & Services/Civil and Simulation Products/Civil, have been combined to form Civil Simulation and Training and our former Training & Services/Military and Simulation Products/Military segments have been combined to form Defence and Security. This resulted from changes in the organizational structure undertaken to better reflect our operating segments with our integrated solutions approach to market. In addition, the former New Core Markets segment was renamed Healthcare following our decision to divest our mining business as described in Note 3 of our consolidated interim financial statements. This information reflects the way management measures profitability and performance and how we allocate resources. As such, we believe the information presented to be more relevant as it is better aligned with the way our business is managed internally. The change has been made retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The change did not impact the consolidated financial statement results. Operating segments’ disclosure has been restated to conform to the new operating segments, as described in Note 13 of our consolidated interim financial statements.

New and amended standards adopted

The amendments to IFRSs effective for the fiscal year 2015 have no material impact on our consolidated financial statement results.

New and amended standards not yet adopted

Employee benefits

In November 2013, the IASB amended IAS 19, Employee Benefits. The amendment clarifies the accounting for contributions from employees or third parties to defined benefit plans. The amendment is effective for annual periods beginning on or after July 1, 2014, with earlier application permitted. We are currently evaluating the impact of the amendment on our consolidated financial statements.

Revenue from contracts with customers

In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which supersedes IAS 11, Construction Contracts and IAS 18, Revenue, and the related interpretations on revenue recognition: IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services. The standard is effective for annual periods beginning on or after
January 1, 2017, with earlier application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

Financial Instruments

The IASB previously published versions of IFRS 9, Financial Instruments, that introduced new classification and measurement requirements in 2009 and 2010 and a new hedge accounting model in 2013. In July 2014, the IASB released the final version of IFRS 9, Financial Instruments, which replaces earlier versions of IFRS 9 issued and completes the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

12.  CONTROLS AND PROCEDURES

During the first quarter of fiscal 2015, we adopted the new Internal Control – Integrated Framework released by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. The adoption of the new framework did not have a significant impact on our internal controls over financial reporting.

In the third quarter ended December 31, 2014, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

CAE Third Quarter Report 2015 | 25

Management’s Discussion and Analysis

13. SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited) (amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2015
Revenue	$526.2	529.4	559.1	(1)	1,614.7
Net income	$41.6	42.5	52.9	(1)	137.0
Equity holders of the Company
Continuing operations	$43.8	42.0	52.1	(1)	137.9
Discontinued operations	$(2.0)	0.9	0.9	(1)	(0.2)
Non-controlling interests	$(0.2)	(0.4)	(0.1)	(1)	(0.7)
Basic and diluted EPS attributable to equity holders of the Company	$0.16	0.16	0.20	(1)	0.52
Continuing operations	$0.17	0.16	0.20	(1)	0.52
Discontinued operations	$(0.01)	-	-	(1)	-
Average number of shares outstanding (basic)	263.9	264.7	265.5	(1)	264.7
Average number of shares outstanding (diluted)	265.0	265.6	266.4	(1)	265.5
Average exchange rate, U.S. dollar to Canadian dollar	1.09	1.09	1.14	(1)	1.10
Average exchange rate, Euro to Canadian dollar	1.50	1.44	1.42	(1)	1.45
Average exchange rate, British pound to Canadian dollar	1.84	1.82	1.80	(1)	1.82
Fiscal 2014					Total
Revenue	$520.1	478.2	503.9	575.7	2,077.9
Net income	$45.4	38.2	47.6	59.9	191.1
Equity holders of the Company
Continuing operations	$44.7	38.2	45.5	59.9	188.3
Discontinued operations	$0.9	0.1	0.6	0.1	1.7
Non-controlling interests	$(0.2)	(0.1)	1.5	(0.1)	1.1
Basic and diluted EPS attributable to equity holders of the Company	$0.18	0.15	0.18	0.23	0.73
Continuing operations	$0.17	0.15	0.17	0.23	0.72
Discontinued operations	$0.01	-	0.01	-	0.01
Average number of shares outstanding (basic)	260.2	261.0	261.5	262.7	261.3
Average number of shares outstanding (diluted)	260.2	261.5	262.3	264.0	261.9
Average exchange rate, U.S. dollar to Canadian dollar	1.02	1.04	1.05	1.10	1.05
Average exchange rate, Euro to Canadian dollar	1.34	1.38	1.43	1.51	1.41
Average exchange rate, British pound to Canadian dollar	1.57	1.61	1.70	1.83	1.68
Fiscal 2013					Total
Revenue	$451.6	496.6	490.2	555.3	1,993.7
Net income	$21.9	35.9	37.2	45.7	140.7
Equity holders of the Company
Continuing operations	$20.4	35.0	36.2	42.7	134.3
Discontinued operations	$1.1	0.6	1.3	0.4	3.4
Non-controlling interests	$0.4	0.3	(0.3)	2.6	3.0
Basic and diluted EPS attributable to equity holders of the Company	$0.08	0.14	0.14	0.17	0.53
Continuing operations	$0.08	0.14	0.14	0.17	0.52
Discontinued operations	$-	-	-	-	0.01
Average number of shares outstanding (basic)	258.4	258.7	259.2	259.7	259.0
Average number of shares outstanding (diluted)	258.6	259.0	259.5	260.2	259.4
Average exchange rate, U.S. dollar to Canadian dollar	1.01	1.00	0.99	1.01	1.00
Average exchange rate, Euro to Canadian dollar	1.30	1.25	1.29	1.33	1.29
Average exchange rate, British pound to Canadian dollar	1.60	1.57	1.59	1.57	1.58

(1) Not available

26 | CAE Third Quarter Report 2015

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		December 31	March 31
(amounts in millions of Canadian dollars)	Notes	2014	2014
Assets
Cash and cash equivalents		$263.6	$312.3
Accounts receivable	4	478.0	453.9
Contracts in progress: assets		284.5	256.4
Inventories		245.9	219.5
Prepayments		74.0	76.6
Income taxes recoverable		37.4	24.8
Derivative financial assets		24.9	7.3
Assets held for sale	3	58.0	-
Total current assets		$1,466.3	$1,350.8
Property, plant and equipment		1,380.3	1,341.2
Intangible assets		821.7	870.7
Investment in equity accounted investees		274.7	234.6
Deferred tax assets		32.5	31.8
Derivative financial assets		12.9	7.5
Other assets		406.9	400.1
Total assets		$4,395.3	$4,236.7

Liabilities and equity
Accounts payable and accrued liabilities		$654.1	$685.0
Provisions		18.1	28.6
Income taxes payable		14.4	8.3
Contracts in progress: liabilities		170.1	167.4
Current portion of long-term debt	5	51.5	50.6
Derivative financial liabilities		32.7	24.6
Liabilities held for sale	3	10.5	-
Total current liabilities		$951.4	$964.5
Provisions		6.2	6.4
Long-term debt	5	1,183.8	1,117.9
Royalty obligations		155.8	161.5
Employee benefits obligations		150.8	115.5
Deferred gains and other non-current liabilities		191.0	204.2
Deferred tax liabilities		181.7	166.1
Derivative financial liabilities		8.7	18.4
Total liabilities		$2,829.4	$2,754.5
Equity
Share capital		$551.5	$517.5
Contributed surplus		18.7	19.5
Accumulated other comprehensive income		112.5	129.5
Retained earnings		838.2	775.1
Equity attributable to equity holders of the Company		$1,520.9	$1,441.6
Non-controlling interests		45.0	40.6
Total equity		$1,565.9	$1,482.2
Total liabilities and equity		$4,395.3	$4,236.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2015 | 27

Consolidated Interim Financial Statements

Consolidated Income Statement

(amounts in millions of Canadian dollars,		Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2014	2013	2014	2013
Continuing operations
Revenue	13	$559.1	$503.9	$1,614.7	$1,502.2
Cost of sales		410.1	363.3	1,193.0	1,097.1
Gross profit		$149.0	$140.6	$421.7	$405.1
Research and development expenses		13.6	16.0	44.6	48.2
Selling, general and administrative expenses		70.8	61.9	195.2	189.3
Other gains – net	9	(10.7)	(2.2)	(14.7)	(13.1)
After tax share in profit of equity accounted investees	10, 13	(7.6)	(11.5)	(30.8)	(21.9)
Operating profit		$82.9	$76.4	$227.4	$202.6
Finance income	5	(3.3)	(2.3)	(7.5)	(7.3)
Finance expense	5	21.1	21.0	60.1	61.8
Finance expense – net		$17.8	$18.7	$52.6	$54.5
Earnings before income taxes		$65.1	$57.7	$174.8	$148.1
Income tax expense	10	13.1	10.7	37.6	18.5
Earnings from continuing operations		$52.0	$47.0	$137.2	$129.6
Discontinued operations
Earnings (loss) from discontinued operations	3	0.9	0.6	(0.2)	1.6
Net income		$52.9	$47.6	$137.0	$131.2
Attributable to:
Equity holders of the Company		$53.0	$46.1	$137.7	$130.0
Non-controlling interests		(0.1)	1.5	(0.7)	1.2
		$52.9	$47.6	$137.0	$131.2
Earnings per share from continuing and discontinued
operations attributable to equity holders of the Company
Basic and diluted – continuing operations	7	$0.20	$0.17	$0.52	$0.49
Basic and diluted – discontinued operations	7	-	0.01	-	0.01
		$0.20	$0.18	$0.52	$0.50

The accompanying notes form an integral part of these Consolidated Financial Statements.

28 | CAE Third Quarter Report 2015

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2014	2013	2014	2013
Net income	$52.9	$47.6	$137.0	$131.2
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$28.1	$68.4	$(2.9)	$112.1
Net losses on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(16.4)	(14.7)	(22.9)	(20.1)
Reclassification to income	2.9	-	2.9	-
Income taxes	(1.9)	1.7	-	1.7
Share in foreign currency translation difference of equity accounted investees	4.2	7.7	6.9	9.5
	$16.9	$63.1	$(16.0)	$103.2
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$(8.6)	$(17.3)	$(4.8)	$(30.1)
Reclassification to income or to the related non-financial asset	8.7	8.3	4.8	14.9
Income taxes	-	2.5	-	4.0
After tax share in net changes of cash flow hedges
of equity accounted investees	0.4	0.1	0.5	(0.6)
	$0.5	$(6.4)	$0.5	$(11.8)
Net changes in available-for-sale financial instruments
Net change in fair value of available-for-sale financial assets	$-	$0.1	$-	$0.2
	$-	$0.1	$-	$0.2
Items that are never reclassified to net income
Defined benefit plan remeasurements
Defined benefit plan remeasurements	$(3.3)	$14.0	$(29.6)	$49.0
Income taxes	0.9	(3.7)	8.0	(13.1)
	$(2.4)	$10.3	$(21.6)	$35.9
Other comprehensive income (loss)	$15.0	$67.1	$(37.1)	$127.5
Total comprehensive income	$67.9	$114.7	$99.9	$258.7
Attributable to:
Equity holders of the Company	$67.2	$112.8	$99.1	$257.1
Non-controlling interests	0.7	1.9	0.8	1.6
	$67.9	$114.7	$99.9	$258.7
Total comprehensive income (loss) attributable to equity holders of the Company:
Continuing operations	$66.5	$110.4	$100.2	$252.1
Discontinued operations	0.7	2.4	(1.1)	5.0
	$67.2	$112.8	$99.1	$257.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2015 | 29

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
nine months ended December 31, 2014		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		263,771,443	$517.5	$19.5	$129.5	$775.1	$1,441.6	$40.6	$1,482.2
Net income		-	$-	$-	$-	$137.7	$137.7	$(0.7)	$137.0
Other comprehensive (loss) income:
Foreign currency translation		-	-	-	(17.5)	-	(17.5)	1.5	(16.0)
Net changes in cash flow hedges		-	-	-	0.5	-	0.5	-	0.5
Defined benefit plan remeasurements		-	-	-	-	(21.6)	(21.6)	-	(21.6)
Total comprehensive (loss) income		-	$-	$-	$(17.0)	$116.1	$99.1	$0.8	$99.9
Stock options exercised		1,246,614	11.9	-	-	-	11.9	-	11.9
Optional cash purchase		3,590	-	-	-	-	-	-	-
Transfer upon exercise of stock options		-	3.4	(3.4)	-	-	-	-	-
Share-based payments		-	-	2.6	-	-	2.6	-	2.6
Additions to non-controlling interests		-	-	-	-	-	-	3.6	3.6
Stock dividends	7	1,356,903	18.7	-	-	(18.7)	-	-	-
Cash dividends	7	-	-	-	-	(34.3)	(34.3)	-	(34.3)
Balances, end of period		266,378,550	$551.5	$18.7	$112.5	$838.2	$1,520.9	$45.0	$1,565.9

(Unaudited)		Attributable to equity holders of the Company
nine months ended December 31, 2013		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		259,979,059	$471.7	$21.9	$(12.0)	$633.0	$1,114.6	$31.8	$1,146.4
Net income		-	$-	$-	$-	$130.0	$130.0	$1.2	$131.2
Other comprehensive income (loss):
Foreign currency translation		-	-	-	102.8	-	102.8	0.4	103.2
Net changes in cash flow hedges		-	-	-	(11.8)	-	(11.8)	-	(11.8)
Net changes in available-for-sale financial instruments		-	-	-	0.2	-	0.2	-	0.2
Defined benefit plan remeasurements		-	-	-	-	35.9	35.9	-	35.9
Total comprehensive income		-	$-	$-	$91.2	$165.9	$257.1	$1.6	$258.7
Stock options exercised		980,445	8.2	-	-	-	8.2	-	8.2
Optional cash purchase		1,058	-	-	-	-	-	-	-
Transfer upon exercise of stock options		-	2.1	(2.1)	-	-	-	-	-
Share-based payments		-	-	2.9	-	-	2.9	-	2.9
Additions to non-controlling interests		-	-	-	-	-	-	4.1	4.1
Stock dividends	7	982,248	11.6	-	-	(11.6)	-	-	-
Cash dividends	7	-	-	-	-	(30.2)	(30.2)	-	(30.2)
Balances, end of period		261,942,810	$493.6	$22.7	$79.2	$757.1	$1,352.6	$37.5	$1,390.1

The balance of retained earnings and accumulated other comprehensive income as at December 31, 2014 was $950.7 million (2013 – $836.3 million).
The accompanying notes form an integral part of these Consolidated Financial Statements.

30 | CAE Third Quarter Report 2015

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
nine months ended December 31
(amounts in millions of Canadian dollars)	Notes	2014		2013
Operating activities
Earnings from continuing operations		$137.2		$129.6
Adjustments for:
Depreciation of property, plant and equipment	13	79.5		72.4
Amortization of intangible and other assets	13	60.0		47.6
Financing cost amortization	5	0.9		1.2
After tax share in profit of equity accounted investees		(30.8)		(21.9)
Deferred income taxes		19.8		18.5
Investment tax credits		(8.2)		(12.4)
Share-based compensation		6.3		3.5
Defined benefit pension plans		7.5		(6.9)
Amortization of other non-current liabilities		(26.2)		(18.6)
Derivative financial assets and liabilities – net		(25.1)		(5.1)
Gain on partial disposal of interests in investments	9, 10	(4.4)		-
Other		20.2		(10.0)
Changes in non-cash working capital	10	(128.7)		(49.5)
Net cash provided by operating activities		$108.0		$148.4
Investing activities
Business combinations, net of cash and cash equivalents acquired	10	$(2.0)		$(3.3)
Proceeds from partial disposal of interests in investments, net of cash
and cash equivalents disposed	10	10.1		-
Capital expenditures for property, plant and equipment		(103.5)		(91.5)
Proceeds from disposal of property, plant and equipment		1.5		6.9
Capitalized development costs		(31.6)		(30.6)
Enterprise resource planning (ERP) and other software		(17.2)		(6.4)
Net (payments to) proceeds from equity accounted investees		(3.3)		2.4
Dividends received from equity accounted investees		7.7		14.2
Other		6.6		(12.1)
Net cash used in investing activities		$(131.7)		$(120.4)
Financing activities
Net change in restricted cash		$-		$(18.1)
Proceeds from borrowing under revolving unsecured credit facilities		378.7		473.7
Repayment of borrowing under revolving unsecured credit facilities		(369.2)		(470.3)
Proceeds from long-term debt, net of transaction costs		28.7		52.7
Repayment of long-term debt		(13.0)		(33.7)
Repayment of finance lease		(17.5)		(17.0)
Dividends paid		(34.3)		(30.2)
Common stock issuance		11.9		8.2
Other		-		(0.5)
Net cash used in financing activities		$(14.7)		$(35.2)
Effect of foreign exchange rate changes on cash
and cash equivalents		$(2.6)		$13.3
Net (decrease) increase in cash and cash equivalents		$(41.0)		$6.1
Cash and cash equivalents, beginning of period		312.3		260.0
Cash and cash equivalents, beginning of period,
related to discontinued operations		(7.7)		(11.8)
Cash and cash equivalents, end of period		$263.6		$254.3
Supplemental information:
Dividends received		$7.7		$15.4
Interest paid		37.9	1	38.0
Interest received		8.6	1	6.2
Income taxes paid		18.5	1	14.0

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2015 | 31

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements

(Unless otherwise stated, all amounts are in millions of Canadian dollars)

(Unaudited)

The consolidated interim financial statements were authorized for issue by the board of directors on February 6, 2015.

NOTE 1 – NATURE OF OPERATIONS AND summary of SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments (see Note 2):

(i)    Civil Simulation and Training – Provides comprehensive civil aviation training solutions, including CAE civil flight simulation training devices as well as commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel, ab initio pilot training and crew sourcing services;

(ii)   Defence and Security – Provides comprehensive training centres, training services and simulation products as a training systems integrator to defence and security forces across the air, land and sea, and public safety market segments;

(iii) Healthcare – Designs, manufactures and sells simulators, audiovisual solutions and courseware for training of medical and allied healthcare students and clinicians in educational institutions, hospitals and defence organizations worldwide.

The Company’s mining business which provides mining services and tools has been classified as held for sale (see Note 3).

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Civil Simulation and Training segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The segment activities are also affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced lower demand during the second quarter.

Order intake for the Defence and Security segment can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2014, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2014.

These consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook (referred to as IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

These consolidated interim financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, available-for-sale financial assets and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

32 | CAE Third Quarter Report 2015

Notes to the Consolidated Interim Financial Statements

Use of judgements, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2014, with the exception of changes in estimates that are required in determining the provision for income taxes. Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

NOTE 2 – cHANGES IN ACCOUNTING POLICIES

Changes in accounting policies

Operating segments

As at April 1, 2014, the Company modified its operating segments. The former segments, Training & Services/Civil and Simulation Products/Civil, have been combined to form Civil Simulation and Training and the former Training & Services/Military and Simulation Products/Military segments have been combined to form Defence and Security. This resulted from changes in the organizational structure undertaken to better reflect the Company’s operating segments with its integrated solutions approach to market. In addition, the former New Core Markets segment was renamed Healthcare following the Company’s decision to divest its mining business (see Note 3). This information reflects the way management measures profitability and performance and how it allocates resources. As such, the Company believes the information presented to be more relevant as it is better aligned with the way the business is managed internally. The change has been made retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The change did not impact the consolidated financial statement results. Operating segments’ disclosure has been restated to conform to the new operating segments (see Note 13).

New and amended standards adopted by the Company

The amendments to IFRSs effective for the fiscal year 2015 have no material impact on the Company’s consolidated financial statements results.

New and amended standards not yet adopted by the Company

Employee benefits

In November 2013, the IASB amended IAS 19, Employee Benefits. The amendment clarifies the accounting for contributions from employees or third parties to defined benefit plans. The amendment is effective for annual periods beginning on or after
July 1, 2014, with earlier application permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Revenue from contracts with customers

In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which supersedes IAS 11, Construction Contracts and IAS 18, Revenue, and the related interpretations on revenue recognition: IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services. The standard is effective for annual periods beginning on or after
January 1, 2017, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Financial Instruments

The IASB previously published versions of IFRS 9, Financial Instruments, that introduced new classification and measurement requirements in 2009 and 2010 and a new hedge accounting model in 2013.  In July 2014, the IASB released the final version of IFRS 9, Financial Instruments, which replaces earlier versions of IFRS 9 issued and completes the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

CAE Third Quarter Report 2015 | 33

Notes to the Consolidated Interim Financial Statements

NOTE 3 – Net assets held for sale and discontinued operations

The Company has decided to divest its mining business following the decision to focus its resources and capital investment in targeted growth opportunities in its other three core markets: Civil Simulation and Training, Defence and Security and Healthcare.  The related assets and liabilities, which were previously reported within the former New Core Markets segment, have been presented as held for sale.

As at December 31, 2014, the assets and liabilities classified as held for sale are as follows:

(Unaudited)
(amounts in millions)
Current assets(1)	$14.3
Intangible assets	41.4
Other non-current assets	2.3
Assets held for sale	$58.0
Current liabilities	$9.3
Other non-current liabilities	1.2
Liabilities held for sale	$10.5
Net assets held for sale	$47.5
(1) Including cash and cash equivalents

Analysis of the result of discontinued operations is as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Revenue	$9.0	$9.7	$26.3	$29.3
Expenses	7.5	8.5	24.2	26.2
Earnings before income taxes and measurement to fair value	$1.5	$1.2	$2.1	$3.1
Income tax expense	0.6	0.6	1.4	1.5
Earnings before measurement to fair value	$0.9	$0.6	$0.7	$1.6
Loss on measurement to fair value of assets held for sale	-	-	1.0	-
Income tax recovery	-	-	(0.1)	-
Earnings (loss) from discontinued operations	$0.9	$0.6	$(0.2)	$1.6

(Unaudited)
nine months ended December 31
(amounts in millions)	2014	2013
Net cash (used in) provided by operating activities	$(0.9)	$3.3
Net cash used in investing activities	(2.1)	(3.7)

34 | CAE Third Quarter Report 2015

Notes to the Consolidated Interim Financial Statements

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable are as follows:

(Unaudited)	December 31	March 31
(amounts in millions)	2014	2014
Current trade receivables	$147.8	$178.4
Past due trade receivables
1-30 days	39.5	43.3
31-60 days	28.4	17.2
61-90 days	10.2	14.0
Greater than 90 days	55.3	55.5
Allowance for doubtful accounts	(14.2)	(13.8)
Total trade receivables	$267.0	$294.6
Accrued receivables	104.6	84.4
Receivables from related parties (Note 14)	59.5	30.1
Other receivables	46.9	44.8
Total accounts receivable	$478.0	$453.9

Changes in the allowance for doubtful accounts are as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Allowance for doubtful accounts, beginning of period	$(13.2)	$(11.4)	$(13.8)	$(9.8)
Additions (Note 13)	(1.8)	(1.5)	(4.0)	(3.4)
Amounts charged off	0.5	0.3	0.9	0.4
Unused amounts reversed (Note 13)	0.3	0.3	1.8	0.9
Exchange differences	-	(0.4)	0.6	(0.8)
Transferred to assets held for sale	-	-	0.3	-
Allowance for doubtful accounts, end of period	$(14.2)	$(12.7)	$(14.2)	$(12.7)

CAE Third Quarter Report 2015 | 35

Notes to the Consolidated Interim Financial Statements

NOTE 5 – DEBT FACILITIES AND finance EXPENSE – NET

Long-term debt

In July 2014, the Company entered into a finance lease for a building for the CAE Brunei Multi Purpose Training Centre. This represents a finance lease obligation of $18.5 million as at December 31, 2014.

Finance expense – net

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Finance expense:
Long-term debt (other than finance leases)	$13.9	$13.1	$41.3	$39.4
Finance leases	2.6	2.6	7.5	7.3
Royalty obligations	3.0	2.6	6.2	7.7
Employee benefits obligations	1.2	1.3	3.7	3.9
Financing cost amortization	0.2	0.4	0.9	1.2
Provisions and other non-current liabilities	0.3	0.5	1.0	1.2
Other	1.0	1.6	2.8	3.7
Borrowing costs capitalized (1)	(1.1)	(1.1)	(3.3)	(2.6)
Finance expense	$21.1	$21.0	$60.1	$61.8
Finance income:
Interest income on loans and receivables	$(0.6)	$(0.4)	$(1.5)	$(1.1)
Other	(2.7)	(1.9)	(6.0)	(6.2)
Finance income	$(3.3)	$(2.3)	$(7.5)	$(7.3)
Finance expense – net	$17.8	$18.7	$52.6	$54.5

(1) The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 3.75% for the three months ended December 31, 2014 (2013 – 4.00%), 3.75% for the three months ended September 30, 2014 (2013 – 3.50%) and 3.75% for the three months ended June 30, 2014 (2013 – 3.75%).

NOTE 6 – GOVERNMENT ASSISTANCE

The following table provides aggregate information regarding contributions recognized and amounts not yet received for the projects Falcon, New Core Markets and Innovate:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Outstanding contribution receivable, beginning of period	$7.9	$4.1	$5.0	$5.8
Contributions	6.9	4.5	22.4	14.2
Payments received	(7.8)	(4.4)	(20.4)	(15.8)
Outstanding contribution receivable, end of period	$7.0	$4.2	$7.0	$4.2

The aggregate contributions recognized for all programs are as follows:
	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Contributions credited to capitalized expenditures:
Project Falcon	$-	$0.7	$-	$2.4
Project New Core Markets	0.1	1.1	0.8	2.8
Project Innovate	1.9	-	7.4	-
Contributions credited to income:
Project Falcon	-	2.3	-	7.8
Project New Core Markets	0.5	0.4	1.3	1.2
Project Innovate	4.4	-	12.9	-
Total contributions:
Project Falcon	$-	$3.0	$-	$10.2
Project New Core Markets	0.6	1.5	2.1	4.0
Project Innovate	6.3	-	20.3	-

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

36 | CAE Third Quarter Report 2015

Notes to the Consolidated Interim Financial Statements

NOTE 7 – Earnings per share and dividends

The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended		Nine months ended
	December 31		December 31
(Unaudited)	2014	2013	2014	2013
Weighted average number of common shares outstanding	265,491,855	261,460,726	264,714,997	260,873,095
Effect of dilutive stock options	875,947	839,449	808,239	517,172
Weighted average number of common shares outstanding
for diluted earnings per share calculation	266,367,802	262,300,175	265,523,236	261,390,267

For the three months ended December 31, 2014, options to acquire 1,359,000 common shares (2013 – 1,101,490) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

For the nine months ended December 31, 2014, options to acquire 1,395,100 common shares (2013 – 1,105,890) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

The dividends declared for the third quarter of fiscal 2015 were $18.6 million or $0.07 per share (2014 – $15.7 million or $0.06 per share). For the first nine months of fiscal 2015, dividends declared were $53.0 million or $0.20 per share (2014 – $41.8 million or $0.16 per share).

NOTE 8 – EMPLOYEE compensation

The total employee compensation expense recognized in the determination of net income is as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Salaries and other short-term employee benefits	$177.1	$172.5	$517.8	$495.4
Share-based payments, net of equity swap	6.7	5.4	14.8	14.3
Post-employment benefits – defined benefit plans(1)	6.4	6.2	19.3	20.6
Post-employment benefits – defined contribution plans	2.1	2.2	6.1	5.4
Termination benefits	1.8	1.7	6.2	8.0
Total employee compensation expense	$194.1	$188.0	$564.2	$543.7
(1) Includes net interest on employee benefits obligations (Note 5).

NOTE 9 – other gains – net

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Disposal of property, plant and equipment	$0.3	$(0.2)	$0.6	$3.3
Net foreign exchange gains (losses)	1.2	(0.7)	(1.8)	(0.7)
Settlement of legal claim	4.6	-	4.6	-
Partial disposal of interests in investments (Note 10)	4.4	-	4.4	-
Reversal of royalty obligations	-	-	4.0	2.2
Other	0.2	3.1	2.9	8.3
Other gains – net	$10.7	$2.2	$14.7	$13.1

CAE Third Quarter Report 2015 | 37

Notes to the Consolidated Interim Financial Statements

NOTE 10 – SUPPLEMENTARY CASH FLOWS and income INFORMATION

a) Changes in non-cash working capital are as follows:

(Unaudited)
nine months ended December 31
(amounts in millions)	2014	2013
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(38.5)	$20.7
Contracts in progress: assets	(29.7)	35.8
Inventories	(28.2)	(45.0)
Prepayments	4.2	2.4
Income taxes recoverable	(13.4)	(3.5)
Accounts payable and accrued liabilities	(25.0)	(71.4)
Provisions	(9.7)	(20.2)
Income taxes payable	6.7	1.0
Contracts in progress: liabilities	4.9	30.7
Changes in non-cash working capital	$(128.7)	$(49.5)

b) Business combinations:

During the first quarter of fiscal 2015, the Company paid $2.0 million for business combination transactions that occurred in previous periods of which $0.7 million was for the payment of a contingent consideration and $1.3 million was for a balance of payment.

c) Partial disposal of interests in investments:

During the quarter, the Company disposed of 50% of its interest in its subsidiary CAE Melbourne Flight Training Pty Ltd and 50% of its interest in the joint venture Philippine Academy for Aviation Training Inc.  Net proceeds from these partial disposals of interests in investments amount to $10.1 million resulting in a gain of $4.4 million.  As at December 31, 2014, these entities are accounted for as joint ventures.

d) After tax share in profit of equity accounted investees:

During the second quarter of fiscal 2015, one of the Company’s joint ventures recognized a deferred tax asset following the approval of an investment tax allowance from the Malaysian Investment Development Authority. The Company’s share of the deferred tax benefit amounts to $9.4 million and is included in the after tax share in profit of equity accounted investees.

e) Income tax income:

During the first quarter of fiscal 2014, a tax income of $11.0 million was recorded in income and was due to a favourable decision by the Federal Court of Appeal of Canada rendered April 17, 2013, with respect to the tax treatment of the depreciation and sale of simulators in Canada.

NOTE 11 – CONTINGENCIES

The Company is subject to audits from various government and regulatory agencies on an ongoing basis. As a result, from time to time, authorities may disagree with positions and conclusions taken by the Company in its filings.

During the second quarter, the Company received a reassessment from the Canada Revenue Agency challenging the Company’s characterization of the amounts received under the SADI program. No amount has been recognized in the Company’s financial statements, since the Company believes that there are strong grounds for defence and will vigorously defend its position. Such matters cannot be predicted with certainty, however, the Company believes that the resolution of these proceedings will not have a material adverse effect on its financial position.

38 | CAE Third Quarter Report 2015

Notes to the Consolidated Interim Financial Statements

NOTE 12 – Fair value of financial Instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

The following assumptions and valuation methodologies have been used to measure fair value of financial instruments:

(i)     The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)    The fair value of derivative instruments, including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract, are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)   The fair value of the available-for-sale investment which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates;

(iv)   The fair value of non-current receivables are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(v)    The fair value of  provisions, long-term debt and non-current liabilities, including finance lease obligations and royalty obligations are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities.

The carrying values and fair values of financial instruments, by class, are as follows at December 31, 2014:

							Carrying Value			Fair Value
(Unaudited)	At		Available-		Loans &
(amounts in millions)	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$263.6		$-		$-		$-		$263.6	$263.6
Accounts receivable	-		-		458.0	(3)	-		458.0	458.3
Contracts in progress: assets	-		-		284.5		-		284.5	284.5
Derivative financial assets	17.3		-		-		20.5		37.8	37.8
Other assets	22.5	(4)	1.5	(5)	146.3	(6)	-		170.3	182.4
	$303.4		$1.5		$888.8		$20.5		$1,214.2	$1,226.6

					Carrying Value			Fair Value
			Other
(Unaudited)	At		Financial
(amounts in millions)	FVTPL	(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities	$-		$480.5	(7)	$-		$480.5	$480.5
Provisions	1.8		16.3		-		18.1	18.1
Total long-term debt	-		1,239.5	(8)	-		1,239.5	1,352.2
Other non-current liabilities	-		198.1	(9)	-		198.1	212.6
Derivative financial liabilities	9.8		-		31.6		41.4	41.4
	$11.6		$1,934.4		$31.6		$1,977.6	$2,104.8

(1) FVTPL: Fair value through profit and loss.
(2) DDHR: Derivatives designated in a hedge relationship.
(3) Includes trade receivables, accrued receivables and certain other receivables.
(4) Represents restricted cash.
(5) Represents the Company's portfolio investment.
(6) Includes non-current receivables and advances.
(7) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(8) Excludes transaction costs.
(9) Includes non-current royalty obligations and other non-current liabilities.

CAE Third Quarter Report 2015 | 39

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by class, are as follows at March 31, 2014:

							Carrying Value			Fair Value
	At		Available-		Loans &
(amounts in millions)	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$312.3		$-		$-		$-		$312.3	$312.3
Accounts receivable	-		-		431.4	(3)	-		431.4	431.7
Contracts in progress: assets	-		-		256.4		-		256.4	256.4
Derivative financial assets	6.0		-		-		8.8		14.8	14.8
Other assets	24.1	(4)	1.5	(5)	133.5	(6)	-		159.1	152.8
	$342.4		$1.5		$821.3		$8.8		$1,174.0	$1,168.0

					Carrying Value			Fair Value
			Other
	At		Financial
(amounts in millions)	FVTPL	(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities	$1.3		$529.1	(7)	$-		$530.4	$532.3
Provisions	2.9		25.3		-		28.2	28.2
Total long-term debt	-		1,173.2	(8)	-		1,173.2	1,251.9
Other non-current liabilities	-		197.5	(9)	-		197.5	223.4
Derivative financial liabilities	9.7		-		33.3		43.0	43.0
	$13.9		$1,925.1		$33.3		$1,972.3	$2,078.8

(1) FVTPL: Fair value through profit and loss.
(2) DDHR: Derivatives designated in a hedge relationship.
(3) Includes trade receivables, accrued receivables and certain other receivables.
(4) Represents restricted cash.
(5) Represents the Company's portfolio investment.
(6) Includes non-current receivables and advances.
(7) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(8) Excludes transaction costs.
(9) Includes non-current royalty obligations and other non-current liabilities.

The Company did not elect to voluntarily designate any financial instruments at FVTPL; moreover, there have not been any changes to the classification of the financial instruments since inception.

40 | CAE Third Quarter Report 2015

Notes to the Consolidated Interim Financial Statements

Fair value hierarchy

The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:                 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly
(i.e., as prices) or indirectly (i.e., derived from prices);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial instruments, by class, which are recognized at fair value in the statement of financial position:

(Unaudited)		December 31				March 31
(amounts in millions)			2014			2014
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
At FVTPL
Cash and cash equivalents	$263.6	$-	$263.6	$312.3	$-	$312.3
Restricted cash	22.5	-	22.5	24.1	-	24.1
Forward foreign currency contracts	13.0	-	13.0	2.0	-	2.0
Embedded foreign currency derivatives	1.3	-	1.3	1.4	-	1.4
Equity swap agreements	3.0	-	3.0	2.6	-	2.6
Available-for-sale	-	1.5	1.5	-	1.5	1.5
Derivatives designated in a hedge relationship
Forward foreign currency contracts	9.6	-	9.6	2.1	-	2.1
Foreign currency swap agreements	10.9	-	10.9	6.7	-	6.7
	$323.9	$1.5	$325.4	$351.2	$1.5	$352.7
Financial liabilities
At FVTPL
Accounts payable and accrued liabilities	$-	$-	$-	$-	$1.3	$1.3
Contingent consideration arising on business combinations	-	1.8	1.8	-	2.9	2.9
Forward foreign currency contracts	9.8	-	9.8	9.4	-	9.4
Embedded foreign currency derivatives	-	-	-	0.3	-	0.3
Derivatives designated in a hedge relationship
Forward foreign currency contracts	28.9	-	28.9	29.6	-	29.6
Interest rate swap agreements	2.7	-	2.7	3.7	-	3.7
	$41.4	$1.8	$43.2	$43.0	$4.2	$47.2

CAE Third Quarter Report 2015 | 41

Notes to the Consolidated Interim Financial Statements

NOTE 13 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its operating segments principally on the basis of its customer markets. As at April 1, 2014, the Company changed its operating segments (see Note 1 and 2). The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

(Unaudited)	Civil Simulation		Defence
three months ended December 31	and Training		and Security		Healthcare		Total
(amounts in millions)	2014	2013	2014	2013	2014	2013	2014	2013
External revenue	$322.1	$282.1	$215.7	$201.8	$21.3	$20.0	$559.1	$503.9
Depreciation and amortization
Property, plant and equipment	23.9	20.1	3.1	2.6	0.7	0.6	27.7	23.3
Intangible and other assets	7.1	6.5	11.1	8.8	2.6	2.3	20.8	17.6
Impairment (reversal of impairment)
of non-financial assets	(0.3)	-	(0.2)	-	-	-	(0.5)	-
Write-downs (reversals of write-downs)
of inventories – net	0.3	-	0.2	-	-	-	0.5	-
Write-downs (reversals of write-downs)
of accounts receivable – net (Note 4)	0.7	0.4	0.9	0.7	(0.1)	0.1	1.5	1.2
After tax share in profit of equity
accounted investees	4.9	7.3	2.7	4.2	-	-	7.6	11.5
Segment operating income	53.8	45.2	28.6	31.0	0.5	0.2	82.9	76.4

(Unaudited)	Civil Simulation		Defence
nine months ended December 31	and Training		and Security		Healthcare		Total
(amounts in millions)	2014	2013	2014	2013	2014	2013	2014	2013
External revenue	$927.0	$853.2	$622.7	$591.7	$65.0	$57.3	$1,614.7	$1,502.2
Depreciation and amortization
Property, plant and equipment	68.8	63.0	8.7	7.7	2.0	1.7	79.5	72.4
Intangible and other assets	20.5	18.2	31.8	22.5	7.7	6.9	60.0	47.6
Impairment (reversal of impairment)
of non-financial assets	(0.3)	0.6	(0.2)	-	-	-	(0.5)	0.6
Write-downs (reversals of write-downs)
of inventories – net	0.3	(0.1)	0.2	-	0.2	-	0.7	(0.1)
Write-downs (reversals of write-downs)
of accounts receivable – net (Note 4)	0.9	0.5	1.1	2.1	0.2	(0.1)	2.2	2.5
After tax share in profit of equity
accounted investees	23.9	12.8	6.9	9.1	-	-	30.8	21.9
Segment operating income	148.7	121.8	76.1	79.8	2.6	1.0	227.4	202.6

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Civil Simulation and Training	$36.6	$40.4	$113.7	$99.7
Defence and Security	5.4	8.3	33.0	28.3
Healthcare	1.2	3.8	6.0	8.4
Total capital expenditures	$43.2	$52.5	$152.7	$136.4

42 | CAE Third Quarter Report 2015

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(Unaudited)	December 31	March 31
(amounts in millions)	2014	2014
Assets employed
Civil Simulation and Training	$2,479.6	$2,364.3
Defence and Security	1,029.6	988.2
Healthcare(1)	230.3	272.4
Assets classified as held for sale (Note 3)	58.0	-
Assets not included in assets employed	597.8	611.8
Total assets	$4,395.3	$4,236.7
Liabilities employed
Civil Simulation and Training	$591.9	$588.0
Defence and Security	367.8	420.9
Healthcare(1)	38.9	50.0
Liabilities classified as held for sale (Note 3)	10.5	-
Liabilities not included in liabilities employed	1,820.3	1,695.6
Total liabilities	$2,829.4	$2,754.5

(1) The comparative period includes amounts related to the Company's mining business (see Note 1 and 2). The amounts have been classified and presented as held for sale in the current period (see Note 3).

Products and services information
The Company's revenue from external customers for its products and services are as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Revenue
Simulation products	$265.2	$250.6	$767.2	$761.6
Training and services	293.9	253.3	847.5	740.6
	$559.1	$503.9	$1,614.7	$1,502.2

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Revenue from external customers
Canada	$41.0	$35.5	$115.3	$121.4
United States	189.9	151.5	533.5	481.7
United Kingdom	59.8	68.1	178.2	188.9
Germany	23.6	18.6	59.8	47.8
Other European countries	98.9	81.1	287.6	253.9
United Arab Emirates	17.4	20.3	69.7	46.2
China	31.3	30.5	87.3	116.0
Other Asian countries	62.2	55.4	156.2	134.3
Australia	15.2	15.9	55.8	51.0
Other countries	19.8	27.0	71.3	61.0
	$559.1	$503.9	$1,614.7	$1,502.2

CAE Third Quarter Report 2015 | 43

Notes to the Consolidated Interim Financial Statements

(Unaudited)	December 31	March 31
(amounts in millions)	2014	2014
Non-current assets other than financial instruments and deferred tax assets
Canada	$829.6	$775.9
United States	769.3	715.9
Brazil	85.6	82.9
United Kingdom	288.7	335.6
Luxembourg	164.4	168.6
Netherlands	119.9	128.0
Other European countries	272.4	300.7
Asian countries	96.6	74.3
Other countries	86.8	105.6
	$2,713.3	$2,687.5

NOTE 14 – Related Party Transactions

The following table presents the Company’s outstanding balances with its joint ventures:

(Unaudited)	December 31	March 31
(amounts in millions)	2014	2014
Accounts receivable (Note 4)	$59.5	$30.1
Contracts in progress: assets	28.1	13.5
Other assets	31.8	30.6
Accounts payable and accrued liabilities	10.1	16.3
Contracts in progress: liabilities	5.5	6.3

Other assets include a finance lease receivable of $16.1 million (March 31, 2014 – $16.9 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $8.2 million (March 31, 2014 – $8.4 million) maturing in
September 2016 and December 2017 and carrying respectively an interest rate of LIBOR 6 month plus 1% and 11% per annum and long-term receivables of $7.5 million (March 31, 2014 – $5.3 million) with no repayment term. As at December 31, 2014 and
March 31, 2014, there are no provisions held against any of the receivables from related parties.

The following table presents the Company’s transactions with its joint ventures:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Revenue	$25.8	$22.0	$95.5	$75.3
Purchases	3.7	3.6	6.5	11.6
Other income	1.4	0.7	2.5	2.3

In addition, during the third quarter of fiscal 2015, transactions amounting to $0.6 million (2014 – $0.7 million) were made, at normal market prices, with an organization whose partner or officer included one of the Company’s directors. For the first nine months of fiscal 2015, these transactions amount to $1.8 million (2014 – $2.1 million).

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2014	2013	2014	2013
Salaries and other short-term employee benefits	$1.1	$0.9	$3.1	$2.5
Post-employment benefits(1)	0.4	0.3	1.1	1.3
Termination benefits	-	-	-	2.4
Share-based payments	2.7	2.1	4.3	4.5
	$4.2	$3.3	$8.5	$10.7
(1) Includes net interest on employee benefits obligations (Note 5).

44 | CAE Third Quarter Report 2015

NOTE 15 – EVENT AFTER THE REPORTING PERIOD

In January 2015, the Company signed an agreement for the acquisition of Bombardier’s Military Aviation Training business for approximately $19.8 million. The closing of the transaction is conditional on usual conditions and regulatory approvals, and closing is expected to occur during calendar 2015.

CAE Third Quarter Report 2015 | 45